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Follow-Up Materials

04010132

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Calvo Mining Enterprises Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1401 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 2/26/04

#1293-2(b)
No. # 82-1401

CABO MINING CORP.

502-595 Howe Street
Vancouver, British Columbia V6C 2T5
Telephone: (604) 681-8899
Fax: (604) 681-0870
Email: cabo@cabo.ca
Web site: www.cabo.ca

Cabo Mining Enterprises Corp.

FORM 44-101F1

ARIS 6-30-03

ANNUAL INFORMATION FORM

For the Year Ended June 30, 2003

Prepared up to and including December 31, 2003

This Annual Information Form may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

An additional copy of this Annual Information Form may be obtained upon request by calling the Company's Secretary.

TABLE OF CONTENTS

CABO MINING CORP.

ITEM 1: NAME AND INCORPORATION

Cabo Mining Corp. (the "Company") was incorporated under the laws of the Province of British Columbia on February 7, 1984 under the name of Drexore Resources Inc. The Company's name was changed to Drexore Developments Inc. on June 5, 1985. On June 2, 1989, the Company consolidated its share capital on a 4 old for 1 new basis and changed its name to Cabo Ventures Inc. On February 1, 1996, the Company was continued from British Columbia into the Yukon Territory and changed its name to Cabo Exploration Ventures Inc. and on April 30, 1996 it was registered as an extra-provincial company in British Columbia. On June 29, 1998 (made effective July 8, 1998) the Company's shareholders approved a share consolidation on the basis of a 5 old for 1 new share basis and a change of name to Cabo Mining Corp. Following shareholder approval of a consolidation of the Company's issued and outstanding share capital on a 5 old for 1 new share basis and a change of the Company's name to Cabo Mining Enterprises Corp. on December 19, 2003, made effective December 30, 2003, the common shares of Cabo Mining Enterprises Corp. will commence trading on the facility of the TSX Venture Exchange (the "Exchange") January 5, 2004 and trade under the symbol "CBE".

The principal business address of the Company is located at 502-595 Howe Street, Vancouver, British Columbia, V6C 2T5. The registered and records office of the Company is located at 3081 3rd Avenue, Whitehorse, Yukon Y1A 4Z7.

The Company has two wholly owned subsidiaries: Cabo Explorations Inc., a company incorporated in the State of Nevada, USA and Cabo Mining Corp., a company incorporated in Newfoundland, Canada.

The Company is a reporting issuer in the Provinces of British Columbia and Alberta and its shares are listed for trading on the Exchange under the symbol CEV. The Company has filed the necessary documents to register under rule 12g3-2(b) of the Securities Exchange Act 1934, as amended, and the Company therefore has reporting obligations thereunder.

As set forth in the 2001 Annual Information Form (AIF) the Company reorganized its business affairs and ended its diversification into the telecommunications and internet service sectors. Following Exchange acceptance of filings related to the Company's financial restructuring the Exchange accepted an application for a resumption of trading in its shares. The shares of the Company resumed trading on the facility of the Exchange on November 26, 2001. The Company returned its full attention to mineral exploration in Canada, focused on its Cobalt Area property near Cobalt, Ontario, through fiscal year 2002, and ended the year with a small drill program that resulted in a diamond discovery. On September 12, 2002, following a Directors announcement that the Company would expand its operations in the mining sector by acquiring drilling services companies, the Company announced it had entered into an agreement to acquire 100% interest in Heath & Sherwood Drilling (1986) Inc. ("H&S") of Kirkland, Ontario, subject to certain conditions specified in the "Proposed Addition of Other Related Mining Businesses" section of this Annual Information Form ("AIF"). Throughout 2003, the Company focused its attention on the Cobalt, Ontario project and upon completing the acquisition of the drilling services companies. November 3, 2003, the Company announced the acquisition of a 100% interest in the Electrum Lake, Ontario gold / silver / copper / molybdenite property under terms of an option agreement dated October 28, 2003.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

The following chronology outlines the general business development of the Company during the preceding five years:

Prior Operations of the Company

The Company is a Vancouver based corporation listed on the Exchange and is in the business of acquiring, exploring and developing mineral properties in North America and elsewhere. It has been in the mineral exploration business since 1990.

In May, 1998 the Company entered into an agreement to acquire all the issued and outstanding shares of Canada Pumice Corporation ("Canada Pumice") and was granted an exclusive option to purchase a 100% interest in the Klara claims and the volcanic lava rock deposit, including the mining leases, quarry permit and mining operations of Canada Pumice located near Nazko in central British Columbia. In December, 1998, due to the state of the financial markets and the inability of the Company to raise sufficient capital to finance the acquisition, the parties agreed to terminate the agreements and release each other from any further obligations under the agreements. Acquisition costs totaling $296,848 were written off.

Pursuant to an Option to Purchase Agreement entered into December 30, 1998 with Branchwater Resources Ltd., the Company acquired an exclusive option to purchase 100% of Branchwater's interest in an initial silver-cobalt land package near Cobalt, Ontario. Under the agreement the Company assumed Branchwater's obligations pursuant to underlying agreements dated March 24, 1998 and April 1, 1998 with Outcrop Explorations Ltd. and the Prairie C partnership. An option agreement entitling the Company to acquire 100% interest in 14 additional mining claims (103 claim units) contiguous to the initial land package, was signed by the Company and Prairie C, effective February 11, 2002. The Cobalt property is under active exploration by the Company for diamonds, precious metals, and polymetalic base metals.

At June 30, 1999 the Company received notice of termination with respect to the Bullion Mountain Property, in Nevada held under an option agreement with Pallaum Minerals Ltd. Following this, on August 3, 1999, Cabo gave notice to the property owners terminating its 40% interest in the Bullion Mountain Property. Cabo had recovered its costs with respect to this Nevada property, therefore there was no write off.

The Company announced on July 30, 1999, termination of a letter agreement dated July 6, 1999 with Tilt Cove Mining Company with respect to the Tilt Cove, Newfoundland property. Advance payments and reimbursements of costs totaling $20,750 to June 30, 1999 were written off.

In 1999 and 2000, the Company relinquished its interest in certain mineral claims the Company had acquired in Mineral County, Nevada in 1994 and 1995, and wrote off the costs related thereto for a total amount of $135,186.

On December 17, 1999, the Issuer entered into an agreement to acquire 100% of the issued and outstanding shares of Digital Network Services Inc. ("DNS"), a company engaged in the telecommunications and internet services business sectors. The Company did not succeed in obtaining regulatory approval for the diversification into these business sectors, which the Exchange deemed to be a Change of Business. The Board of Directors of the Company decided in March, 2001, to terminate the proposed acquisition of DNS, to end its diversification into the telecommunications and internet services business sectors and to focus its efforts on mineral exploration and mining. The net write off with respect to the telecommunications ventures was $2,890,447.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is based in Vancouver and is in the business of acquiring, exploring and developing mineral properties in North, Central and South America. It has been in the mineral exploration business since 1990. The Company's Board of Directors announced, September 12, 2002, their decision to expand the Company's operations in the mining sector by acquiring drilling services companies, announcing an agreement with Heath & Sherwood Drilling (1986) Inc. ("H&S") of Kirkland Lake, Ontario, to acquire 100% of H&S's issued and outstanding shares.

Silver/Diamond Property Cobalt, Ontario

The Cobalt Property consists of eighteen patented, nine leased and one hundred and three contiguous unpatented mineral claims (673 claim units) covering approximately 10,800.8 hectares located within the District of Temiskaming, Larder Lake Mining Division Ontario, centered approximately 10 km southeast of the town of Cobalt, Ontario and approximately 500 km north of Toronto, Ontario. The claims are held pursuant to various agreements entered into between Branchwater Resources Ltd. ("Branchwater") of Calgary, Alberta, Outcrop Explorations Limited ("Outcrop") of Cobalt, Ontario, and the Murray Simpson & Simon Wareing Partnership ("Prairie C") of Latchford, Ontario, and between the Company, Branchwater, Outcrop and Prairie C as set out below.

Mineral Property - Terms of Acquisitions

Pursuant to an Option to Purchase Agreement entered into as of December 30, 1998 (the "Acquisition Agreement") with Branchwater, the Company acquired an exclusive option to purchase 100% of Branchwater's interest in an initial silver-cobalt land package comprised of 25 patented and 42 unpatented claims located in the District of Temiskaming, Larder Lake Mining Division, Cobalt, Ontario (the "Cobalt Property" or "Cobalt Properties") by paying a total of $300,000 in stages (paid in full) and issuing up to 2,000,000 common shares to Branchwater based on past property and exploration expenditures of not less than $300,000 incurred by Branchwater on the Cobalt Property. Shares were issued 25% upon Exchange acceptance for filing of the Acquisition Agreement (received) and the remaining 75% to be issued upon incurring exploration and property expenditures, where one share will be issued for each one dollar expended by the Issuer, payable quarterly. To date the Company has issued a total of 1,843,878 shares to Branchwater. A further 147,510 shares have been issued as finders fees related to the Branchwater transaction.

Branchwater is a private company, based in Calgary, Alberta, established in 1991. The shareholders holding in excess of 10% of its shares are: Mr. Ted Pomerleau, President and Director; Mr. Leroy Wolbaum, Secretary and Director, and a former director of the Company; and Mr. Gordon Miller.

Effective December 30, 1998, subject to the conditions set out above, the Company assumed Branchwater's obligations pursuant to underlying agreements dated March 24, 1998 and April 1, 1998 made with Outcrop and Prairie C respectively (the "Outcrop" and "Prairie C" Cobalt Property Agreements" respectively). These obligations include monthly property payments of $9,000, escalating to $11,000 at April 1, 2004. The monthly payments through December 31, 2003 have been paid. Various net profit and net smelter royalties would be payable to third parties should the Cobalt Properties progress to commercial production. Approximately 32% of the Cobalt Property is subject to a 40% royalty payable on net profits after all land holding, operating and capital costs have been recovered. This royalty, payable to Outcrop, may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty which can be reduced to 1% by making payments totaling $3,500,000 to Prairie C.

On May 5, 1999 the Company entered into an agreement with Prairie C to purchase an additional eight unpatented mineral claims contiguous to the Cobalt Property for 100,000 shares, 25,000 of which were issued upon Exchange acceptance of the agreement (received) and the balance to be issued in 25,000 share increments for each $150,000 of exploration expenditures incurred by the Company on the Cobalt Property. The Company has issued all of these shares to Prairie C.

At April 20, 2000, the Company, Branchwater and Outcrop executed a "First Addendum to Option Agreements – Cobalt Properties" to incorporate additional properties purchased or staked by Outcrop within the Cobalt Property Area of Interest into the Acquisition Agreement to become a part thereof. The total cost of these properties acquired between May 10, 1999, and January 21, 2000, was $55,144 (paid) and 100,000 common shares (issued). As a result of the acquisition of these properties the Company increased the number of claims under option to 73 unpatented claims, 32 contiguous patented and leased claims and 100% of Royal Oak Mines Inc.'s retained interests in the Cobalt Properties held by their previously owned subsidiary, Consolidated Professor Mines Limited. In addition, at May 19, 2000, the Company, Branchwater and Prairie C executed a "First Addendum to Option Agreements – Cobalt Properties" merging the May 5, 1999 agreement with the underlying agreement made between Branchwater and Prairie C, and also detailing certain claims that had been forfeited, exchanged or added to May, 2000. In July, 2000, another unpatented mineral claim was added to the Outcrop underlying agreement with Branchwater at a cost of $175 (paid).

Subsequently, the Company and Branchwater executed Second Addendums to Option Agreements with both Prairie C and Outcrop. On February 21, 2001, the Company acquired three additional unpatented mineral claims from Prairie C for total consideration of $6,400. Effective September 5, 2001, the Company acquired 8 more unpatented mineral claims from Outcrop and also assigned its interests in the Teledyne Property (9 patented mineral claims) to Outcrop, retaining a 1% net smelter return royalty therein, at no additional cost to the Company.

In February 2002, the Company was granted a First Right of Refusal by Prairie C, to acquire by option, 100% interest in a further 14 mining claims (103 claim units) in consideration of 435,000 shares to be issued to Prairie C over four years. The Company exercised its right to option these 14 claims effective June 17, 2002, and a formal option agreement between Prairie C and the Company was executed. A total of 185,000 shares have been paid to date under this option.

Effective July 31, 2002, the Company acquired two (2) additional claims from Outcrop for $5,534 and subsequently, the Company, Branchwater and Outcrop executed a Third Addendum to Option Agreement dated December 9, 2002.

Location and Access

Access to the Cobalt Property is via paved Highway 11A, which services Cobalt and the Tri-Cities area of Ontario. From Cobalt, a series of country roads, Ontario Hydro and logging roads give excellent access to approximately 70% of the Cobalt Property. Roads on the Cobalt Property are good graveled, all weather roads accessible year round utilizing 2-wheel drive vehicles. The remaining 30% of the Cobalt Property can be accessed utilizing 4x4 fourtrax vehicles along trails and overgrown logging roads.

Physiographic Setting and Climate

The Cobalt Property is underlain by gentle rolling terrain typical of the Canadian Pre-Cambrian Shield. Relief on the property varies from 950 metres to 1250 metres.

Vegetation on the properties consists of spruce, pine and balsam on the flat lands, deciduous trees on the ridges and tamarack and alders in the swampy areas. Overall, the Cobalt Properties are well drained; however, swampy conditions exist in the west-central section of the property along Giroux Lake Road/Hound Chute access road. Logging activity is present on the southern section of this property.

The climate in the area is typical of that found in the northern climates of the Canadian Shield. The summer months are relatively warm while the winter months are extremely cold. Precipitation is in the form of rain during the spring, summer and fall months and is typically in the order of 30-100 mm. Snowfall is in the order of 1-2 metres, much of which falls in the months of December to February. Geological mapping, prospecting and geochemical sampling (soil-rock) are limited to the summer months. Line cutting, geophysics and diamond drilling on the property can be undertaken year round.

Structural Geology

The Cobalt Properties lie within the Timiskaming tectonic zone, an area dominated by a series of northwest trending major faults. The fault zone, described as a major rift valley, extends for hundreds of kilometres from the Attawapisquat Area in the James Bay lowlands through Kirkland Lake, Temagami and on towards the Ottawa River - Peterborough area of southern Ontario. Within the Issuer's project area, several of these northwest faults are evident, including the Montreal River Fault, the Lake Temiskaming Fault and the Cross Lake Fault. Splay faulting at various orientations is developed locally along the northwest trend. Numerous splays occur within the property. The most dominant of these are the Schuman Lake, Giroux Lake and Pine Lake structures.

The Archean volcanic and intrusive rocks within the area have been very highly deformed resulting in complex folding, faulting and shearing. In the Cobalt project area, these Archean rocks are locally covered by less deformed, relatively flat lying Huronian metasediments. Lamprophyre and other mafic dykes may delineate zones of faulting and shearing.

These structures are cross - cut in places by smaller faults, fissures and joints, some of which host the silver-bearing veins for which the Cobalt area is famous.

Regional Geology

The Cobalt area is located along the eastern margin of the Superior structural province of the Canadian Shield and lies within the Cobalt Embayment, an inferred basinal area that consists of three main geological units, all of which are host to mineralization in one form or another.

These three main units within this structural province are: Archean basement rocks of the Keewatin Group unconformably overlain by the Proterozoic clastic sediments of the Huronian Supergroup both of which were later intruded by late stage Nippissing diabase dykes and sills.

The Archean rocks in the Cobalt area are mainly massive to pillowed, intermediate and mafic volcanics with intercalated cherty sedimentary and pyroclastic rocks. Sulphide mineralization occurs in the Archean volcanic succession within pillow selvages, pillow breccia and interflow sediments including iron formation. The Archean volcanic succession is locally overlain by a series of Archean sedimentary rocks, mainly greywacke and shales. These Archean rocks were highly folded, probably during the Kenoran Orogeny, and underwent low-grade metamorphism to the greenschist facies. Also, during the Kenoran Orogeny granitic plutons intruded Archean rocks followed by intrusions of lamprophyre and diabase dykes. These rocks were then eroded to a hilly topography with a relief of a few hundred meters.

Upon the steeply dipping Archean rocks were deposited the Proterozic sediments of the Cobalt Group, which consist of the relatively flat lying Gowganda and overlying Lorrain Formations. Early sedimentation was confined to basins, troughs and valleys, but later spread to blanket all of the Archean rocks. Near Cobalt, the Gowganda Formation forms the lower part of the Cobalt Group and is subdivided into the older Coleman Member, which consists of conglomerates with some deposits of argillite, quartzite and arkose, and the younger Firstbrook Member of well bedded greywacke and argillite. The Gowganda Formation is believed to be of glacial origin. Sulphide mineralization occurs in the Coleman Member sediments, where the greatest concentrations occur in depressions along the base of the Hurionian paleovalleys. On top of the Gowganda Formation is the Lorrain Formation which consists primarily of arkose and quartzite. The attitude of these Cobalt Group sedimentary rocks has changed little since deposition.

The Nipissing diabase, an undulating sheet or sheets, intruded both the Cobalt Camp and older rocks at approximately 2215Ma. The diabase was emplaced near but not coincident with the Archean - Proterozic unconformity. In places a sheet may lie entirely within the Archean basement. The thickness of the diabase ranges from 70 to 350 m. The diabase has not been folded.

Silver (Ag) – Nickel (Ni) – Cobalt (Co) arsenide veins crosscut the Archean volcanics, Gowganda and Lorrain sediments, and Nippissing diabase. There is a spatial relationship between the veins and diabase, in that the better developed veins extend no more than 200 m from the contact of the diabase.

A.P. Pryslak of A.P. Pryslak Geological Services in his November, 2002 "Report On The Cobalt Exploration Project, Northeastern Ontario Covering Activities And Results For The Period July 2001 To October 2002 for Cabo Mining Corp." (the "Pryslak Report") adds the following information about the Cobalt Area regional geology:

"The Cobalt properties lie within an area of dominantly Proterozoic rocks of the Southern Province that is referred to as the Cobalt Embayment. This structure is a down-dropped crustal scale block that filled with sediments of the Huronian Supergroup. Although the Timiskaming Rift developed during the Phanerozoic, the structure is interpreted as having a Paleoproterozoic origin and was responsible for the development of this Huronian basin (Jackson & Fyon,1991). The rocks of the Huronian Supergroup are intruded by sills and dykes of Nipissing diabase. A late northwest-southeast compressional tectonic event resulted in low amplitude basin and arch structures, trending in a northeast direction. (e.g. Schuman Lake Arch). Glaciation on these structures then led to the development of the Archean Inliers within the Cobalt Embayment. These inliers belong to the rocks of the Abitibi Subprovince.

The Lake Timiskaming Rift comprises of a series of normal faults, spaced over a distance of 20 to 25 kilometres. These include the Lake Timiskaming Fault, the Cross Lake Fault, the Montreal River Fault and the Latchford Fault. Numerous splays and cross faults have also been identified. A number of kimberlite intrusions have been identified in the Cobalt and Kirkland Lake areas. These are spatially associated with the Timiskaming Rift (Sage,R.P., 1991, 1996, 2000)."

Post-Nipissing dykes are rare. The latest depositional events are expressed as an outlier of Palaeozoic rocks at the northern end of Lake Timiskaming, scattered kimberlite pipes and unconsolidated Pleistocene sediments.

Mineralization

Silver-Cobalt Mineralization:

Ag - Co mineralization in the Cobalt area can be broken down into two main types of settings. The first type of setting occurs in areas where the Nipissing diabase sills have intruded Huronian sediments just above the Archean unconformity, leaving a thin layer of Coleman Member sediments sandwiched between the sill and steeply dipping basement volcanic rocks. In such cases, the vein systems occur as strong, relatively continuous structures that penetrate all three lithologies. Ore grade mineralization is, however, usually concentrated within the part of the vein which cuts the Coleman Member sediment package and dissipates rapidly where the vein continues beyond the upper and lower contact of the unit.

The second type of setting occurs in areas where the Nipissing diabase sills have intruded the steeply dipping Archean basement volcanic rock, at or just below the unconformity, so that the Coleman Member sediments are locally absent. In these cases the vein systems are somewhat erratic and discontinuous but tend to concentrate in the vicinity of the upper and lower contact areas of the diabase. Ore grades are best developed in the host Keewatin volcanic rocks and, for the most part, dissipate rapidly upon entering the Nipissing base. It is from this setting that many of the rich deposits (i.e. vein assays exceeding 5000 oz Ag/ton) were discovered in the early history of the camp.

Mineralogy of the veins in the Cobalt area are associated directly or indirectly with vertical to sub-vertical fault systems. In most instances the veins occur as simple dilatant veins, shear veins and or replacement veins and form up to a metre in width. Mineralization of the veins occurs as pods, bands, plates, leaves and zoned rosettes. High grade ore shoots are generally associated with vein intersections. Mineralization of the veins is composed mainly of native minerals (mainly Ag), arsenides, sulphides and minor oxides. Peripheral sulphides primarily chalcopyrite, tetrahedrite, galena, sphalerite, marcasite and pyrite occur distal to the main veins as discrete bands and fine disseminations. Gangue material associated with many of the ore zones consists of distinctive carbonate bands.

Base Metal Mineralization:

There are two distinct environments for base metal mineralization in the Cobalt area: Archean volcanics and interflow sediments and Huronian (Coleman) sediments. The distribution of the base metals in the Cobalt area was studied by and reported on by A.J. Andrews and G.C. Patterson of the Ontario Geological Survey ("OGS") in 1981. They point out that of the 77 Ag-Co prospects in the Cobalt area with recorded base metal mineralization, 68 were associated with base-metal sulphide mineralization in Keewatin Archean volcanic and sedimentary interflow units and some were related to sulphide concentrations in the Huronian (Coleman) sediments.

It was also noted that much of the base metal sulphides produced, occurred within Paleovalleys and in most instances the mineralization had not been deformed and was still in its original form.

Mineralization within the Keewatin Volcanic - Sedimentary interflow units occurs within graphitic schists, cherts, tuffs and pyroclastic breccias, within pillow salvages of the mafic volcanic rocks. Sulphides associated with graphitic schists consist of pyrite rich layers and are commonly boudinaged. Chalcopyrite forms distinct layers within the schist. Cherts commonly contain disseminated pyrite as porphyroblasts up to 2mm, while chalcopyrite and galena occur as disseminations. Several tuff units contain layered sulphide mineralization rich in sphalerite and or chalcopyrite. Sulphides associated with pyroclastic breccias consist of fragments of volcanic material often showing alteration textures in a matrix rich in pyrrhotite, pyrite, chalcopyrite, sphalerite and galena. Sulphides in pillow selvages and pillow breccias are commonly pyrrhotite rich with minor amounts of chalcopyrite.

Of the ore mined from the underlying Keewatin Formation rocks copper (Cu) production totaled 2.2 million pounds.

Mineralization within the Huronian (Coleman) sedimentary sequence occurs as detrital clasts within the basal conglomerate and para-conglomerate which are made up of Keewatin rock clasts up to 75 cm in size. The clasts which are sulphide rich are contained mainly within sandstones and commonly contain pyrrhotite, chalcopyrite, sphalerite and galena in varying proportions.

Many of the clasts show textures that would suggest remobilization of one form or another had occurred.

In isolated instances, a limey sequence of argillite containing finally disseminated chalcopyrite, galena and sphalerite in very distinct laminae was noted to occur within an undeformed paleo-valley between the Keewatin-Huronian interface. This occurrence is of significance because it occurs within an undisturbed paleovalley which until recently had been overlooked as an area of possible massive sulphide occurrences.

Mining and Exploration History

The Cobalt Properties lie within the north to northeastern margins of the Cobalt Embayment area. These properties are located within the Gillies Limit, Lorrain, South Lorrain, Bucke and Coleman townships. From 1903 through 1962, the Cobalt Embayment area produced in excess of 450 million ounces of Ag, 24.8 million pounds of Co, 3.2 million pounds of Cu, 3.1 million pounds of Ni and 1.2 million pounds of lead (Pb) from approximately 77 mines. This area was known as the silver capital of Canada and at one time was second only to Bolivia for worldwide production of Ag.

The first discovery in the Cobalt Area was made in 1903 by J.H. McKinley and E. Darragh who were timber cruising for the Ontario Northern Railway. The initial discovery was located on the southeast end of Loog Lake, later renamed Cobalt Lake. The pair noticed "an unusually heavy mineral" which they discovered during a Sunday swim. This "heavy mineral" was sent off to Montreal for assay and the results that later came back were an impressive 4000 oz/ton Ag. A second discovery was made later that year by Fred LaRose, a contractor working for the Ontario Northern Railway when he found a piece of "float." LaRose followed this "float" up to its source which became known as the LaRose Vein, later becoming part of the Silver Miller Mine.

A flurry of activity followed these discoveries. A major staking rush ensued and millions of dollars transferred hands overnight. The initial activity from the first discovery led up to the eventual extraction of silver ore by means of trenching, pitting, open cuts and underground workings. The mining activity was so intense that in 1911 approximately 31 million ounces of Ag was shipped from the mines of Cobalt. Production levels slowly leveled off from initial highs in 1911 - early 1920's, and Cobalt settled into being one of the premier mining centres in Northern Ontario. At its peak, mines in the Cobalt area employed well over 10,000 people.

Documentation of the mines in the Cobalt Area shows that the bulk of the Ag bearing ore in the area was derived from either high grade cluster veins or from single isolated veins ranging in size from a few centimetres to one metre in thickness. The lateral and vertical extent of these veins in most instances was in the order of several hundreds of feet. The grades from these veins ranged from 1 - 2 ounces per ton to values in excess of several thousand of ounces per ton Ag.

At present, mining in the Cobalt Area does not exist.

Previous exploration work performed on the Cobalt Property focused primarily on the Ag and Co potential of the individual properties. Work performed by several mining companies who have had varying interests in the property and adjacent ground has consisted of gridded line cutting, ground geophysics in the form of ground magnetics and VLF-EM, trenching by means of pick and shovel, blasting, excavator and the eventual drilling. Subsequent follow-up has consisted of several adits, drifts and cross-cuts being performed by various operators in an attempt to intercept probable and possible ore zones containing silver, cobalt and other related minerals.

The most notable of these project areas is the Teledyne Project which, in the mid-1980's, had a 684 metre trackless haulage ramp excavated to the ore face and the Consolidated Professor Mine Project which had in excess of 456 metres of underground working slashed out in an attempt to intercept mineralized zones of high grade Ag and Co. However, due to world commodity prices at the time, both of these projects and many like it in the Cobalt area remain dormant and inactive.

Recently, there has been particular interest shown in the underlying rocks of the Keewatin Formation. These rocks consist primarily of volcanics and interflow sediments of the polymetallic Sturgeon Lake and Texas Kidd Creek genre, which are comparable to host rocks which contain Falconbridge's Kidd Creek massive sulphide deposit in Timmins, Ontario. Several senior and junior mining companies have undertaken limited exploration work within the Cobalt Area looking for similar Kidd Creek styles of mineralization. However until recently, no one company has in the history of the Cobalt camp been able to put together a large enough property portfolio to carry out a significant regional exploration program for massive sulphides.

In late 1997, Branchwater realizing the potential of the past work performed by other mining companies in the Cobalt Area, undertook a program of land acquisition within the Keewatin Formation. The initial objective was to assemble mineral claims with outlined silver-cobalt reserves in the hopes of creating a small to medium sized mining company.

The Cobalt Properties cover ground previously held by local prospectors and senior mining companies such as Royal Oak Mines, Teck Corporation through their affiliate company, Silverfields Mining, Consolidated Professor Mines, Agnico-Eagle and Teledyne Corporation of Canada (Teledyne). These properties are currently held by existing property vendors, Outcrop and Prairie C.

Development efforts by Branchwater in 1998, following up on their successful land acquisitions in 1997 included:

- assessing the Ag - Co ore potential outlined by Teledyne Canada in 1979 - 1983 by means of surface drilling;

- investigating possible extensions of projected and inferred zones of high grade Ag mineralization encountered in the Consolidated Professor Mine by reactivating previously idled underground workings;

- accessing possible ore zones in the hope of undertaking a bulk sampling program by means of dewatering and shoring up previously flooded workings on the Teledyne Project; and,

- outlining and prospecting areas of potential massive sulphide and gold (Au) mineralization.

Total property payments and exploration developmental costs incurred by Branchwater in 1998 exceeded $300,000 on the Cobalt Properties.

Branchwater focused their efforts on three project areas. The first project area was the Teledyne project, where from 1979 to 1983 Teledyne performed a series of drill programs. The results outlined an inferred resource of 55,000 tons of "probable" ore and 120,000 tons of "inferred" ore containing 0.45% Co and 0.6 to 3.0 oz/ton Ag. A trackless spiral production ramp totaling 2250 feet (685 metres) was established to the working ore face. Ore was not mined due to low commodity prices in the late 1980's. Teledyne did however drill several holes outside of the project area on adjacent ground optioned from Falconbridge in an attempt to prove up further reserves for its Teledyne Project. The most encouraging of these holes drilled by Teledyne, returned values of 1.43% Cu and 0.81 oz/ton Ag over a width of 4.72 metres within a possible "paleo-valley" within Keewatin Volcanics.

Branchwater carried out a program of permitting, re-opening and partial de-watering of the Teledyne ramp, drilling in the vicinity of the Teledyne ramp area and the cutting of an undetermined number of grid lines over the project area. The ramp area appeared to have collared into Huronian Sediments containing minor amounts of disseminated pyrite and inspection of old drill core on site suggests that the drill hole encountered several sections of disseminated sulfides (pyrite-chalcopyrite) within the Huronian Sedimentary sequence of rocks and that one intersection of a cobalt bearing vein was encountered. Results obtained by Branchwater returned 19.2 g/ton Ag and 1.0% Co over a width of 0.76 metres. (a second drill hole underneath the first was lost before the projected zone of mineralization was encountered)

At the Consolidated Professor Mine, the second project area, a reported drill intersection in the 1960's encountered a vein grading 186 oz/ton Ag with associated cobalt values. Underground mucking performed in the 1960's in the vicinity of the drill hole failed to reach the projected zone of mineralization due to poor ground conditions.

Work performed on the Consolidated Professor Mine by Branchwater in the summer of 1998 included the construction of a haulage road, permitting, re-opening, dewatering, retimbering, retracking of the mine and the completion of an ore dumping facility at the mine site.

The third project area of interest to Branchwater was the Lang-Caswell prospect, where a reported 1000 tons of readily accessible high grade Co ore had been stockpiled by previous operators. The Lang-Caswell area is host to a series of open cuts, trenches and pits. The workings appear to have been mined for silver only and any potential cobalt bearing material extracted was stockpiled.

Prospecting within the Cobalt Properties by Branchwater also focused on cherty rhyolite horizons for their precious metal and massive sulphide potential. In particular, work was carried out in the vicinity of the Waldman Mine, the Giroux Lake Cunningham Pit area and the Trainmen Prospect. The work focused on areas that had been previously sampled in 1996 by Falconbridge, Noranda, Teck and Royal Oak Mines. The results that were obtained by Falconbridge and others in 1996 returned precious metal and base metal values up to and including 39.33 g/ton Au, 701 g/ton Ag, 12% Cu, 21.53% Pb and 10.71% zinc (Zn). The results were obtained from high grade veins, up to 0.7 metres in width, within the Nipissing diabase and from grab samples of massive sulfides within the underlying Keewatin Volcanics. Sampling by Branchwater in 1997 in the Giroux Lake and Cunningham Pit area returned similar values.

Deposit Types

The following descriptions taken from the "Report On The Cobalt Area Exploration Project, Northeastern Ontario" authored by David J.T. Douville, QP, July 31, 2001, (the "Douville Report") set forth the types of deposits that exist or are being explored for by the Company on its Cobalt Property.

Traditional Silver/Cobalt

According to Born and Hitch (1990) traditional Ag/Co veining, from which originated all past production in the Cobalt Camp, occur commonly in three types of veins, namely dilatant, shear and replacement. Mineralization is typically discontinuous along any given vein structure. High-grade ore pockets commonly occur in the vicinity of vein intersections with late, shallow-dipping shear zones, lithologic contacts and abrupt changes (commonly fault controlled) in the configuration of the Archean basement topography. Ore minerals occur in a wide variety of pods, bands, dendrites, plates and leaves, and zoned rosettes. Mineral zonation of silver and arsenides of iron, cobalt and nickel have been documented with individual vein systems but are locally variable.

The lithologic characteristics of the 4 main traditional Co/Ag deposit types are described by Born and Hitch as:

Type 1 deposits occur within narrow Nipissing diabase dykes (70 to 140m). Deposits of this type occur near the northwest corner of Coleman Township.

Type 2 deposits occur within the upper margins of the diabase sill. Mineralization is in adjacent rocks above the upper margin of the sill.

Type 3 deposits occur within the lower margins of the diabase sill. They include some of the very rich early producers with grades of greater than 5000 ounces Ag per tonne.

Type 4 deposits occur either within adjacent Archean volcanics and interflow sediments or sediments of the Coleman Member of the Gowganda Formation. The mineralization in adjacent rocks is spatially related and definitely linked to the diabase sills. Ore grades are highest in the host Archean volcanic rocks and generally dissipate rapidly in the diabase (Born, P. and Hitch, M.W. 1990).

Volcanogenic Massive Sulphides

The Archean aged volcanic rocks represent possible host for volcanogenic massive sulphides ("VMS") deposits. VMS deposits occur in terranes dominated by volcanic rocks. However, the individual deposits may be hosted predominantly by volcanic or sedimentary strata, all of which form integral parts of a volcanic complex. The basic process of formation of VMS deposits, as syngenetic accumulations on or near the seafloor, of sulphide and sulphate minerals from hydrothermal fluids has been well established (Oftedahl, 1958). These deposits occur in two distinct compositional groups, the Cu - Zn group and the Zn – Pb - Cu group, according to their total contained Cu, Pb, and Zn. All are within sequences dominated by submarine volcanic rocks, and contain about 90% iron sulphide (pyrite dominant). They consist of two parts: massive sulphide ore that formed either on or immediately below the seafloor, and generally less important vein and disseminated ore (stringer zone) that immediately underlies the massive sulphide ore. Deposits of the VMS type are important sources of Cu, Zn, and Pb; many deposits contain economically recoverable Ag and Au. Cadmium, tin, indium, bismuth, and selenium are also recovered as smelter byproducts (J.M. Franklin 1996). The Kidd Creek deposit in the Timmins area and the Noranda deposit at Noranda, Quebec are typical nearby VMS deposits. Falconbridge have been exploring the volcanic rocks in the Cobalt area in search of VMS type deposits for the last several years.

Diamonds in Kimberlite and Lamprophyre

Diamonds have been found in economic quantity in many parts of the world including Africa, Russia, India, Brazil and Canada. They are an unusual form of pure carbon formed at great depths within the earth at extremely high temperatures. Most of the known diamond deposits are thought to have been mechanically scavenged by igneous material and moved toward the surface of the earth in the form of dykes and pipes. Diamonds are lithologically widely distributed, and are found in unconsolidated and consolidated sediments (placers and paleoplacers), various igneous rock types of deep-seated origin (kimberlite, orangeite, lamproite, alnoite, aillikite, picritic monchiquite, alkali basalt), high pressure mantle xenoliths, high pressure metamorphic rocks, and also meteorites and their impact structures, Of these, only diamond-bearing kimberlite, orangeite, and lamproite, plus associated placers and paleoplacers have been economically viable at the present time. Diamonds are subdivided into industrial, near-gem, and gem quality stones. However, they are also described as being either 'cuttable' or 'industrial' (Levinson et al., 1992). In kimberlite-hosted deposits, diamonds occur mainly as sparsely dispersed, mantle-derived xenocrysts and diamondiferous mantle xenoliths in the kimberlite matrix (B.A. Kjarsgaard, 1996). Economic quantities of diamond are mainly found in kimberlite diatremes and certain forms of lamprophyre (lamproite family). Because diamonds are carbon, they are vulnerable to being "burned up" during the emplacement of their host. Also, not all kimberlite or lamprophyre contain diamonds. Because of the relatively small size of kimberlite pipes and the many varieties of lamprophyre dykes (the vast majority of which are barren of diamonds), exploration for diamonds is generally an expensive proposition. On the other hand the fact that kimberlite pipes typically occur in clusters, once one is located, as is the case in the Cobalt area, the odds of successfully discovering others are significantly increased.

A number of companies have explored for diamonds in Ontario in the past including Monopros (exploration arm of De Beers) BP/Selco and Falconbridge. Data from this work has been kept confidential and is essentially unavailable. During the past 10 years, however, many other companies have joined in the search. Also, the Ontario Geological Survey primarily led by geologist Dr. Ron Sage and surficial geologist, Dr. Tom Morris, have undertaken extensive geological studies of all known kimberlite and/or diamond occurrences and commenced regional scale alluvial sampling in search of kimberlite indicator minerals (KIMS). This data is gradually becoming available as public information. The result has been the documentation of in excess of 50 kimberlite occurrences in Ontario, many of which are diamondiferous.

In Wawa, Ontario, xenolith bearing, multi-phased lamprophyre dykes have been discovered. In outcrop, they appear similar to xenolith bearing lamprophyre dykes discovered in the Pan Lake-Anderson Lake area within the Issuer's Lorrain claim block (Lorrain Claim Group). Local prospectors (M. Simpson and S. Wareing - Prairie "C" Resource Development), from whom a portion of the Cobalt claims are held under option, announced that 3 diamonds were found in a sample of xenolith bearing lamprophyre dyke collected 60 metres north of the Lorrain Claim Group.

Both of these host rocks (kimberlite pipes or dykes and diamond bearing type lamprophyres) have been identified within the Cobalt Area. Kimberlite pipes are known to occur in clusters, generally controlled by unique structural and tectonic conditions, depth to the parent magma, etc. In other parts of the world, literature suggests that the clusters often contain from 30 to 40 pipes with only a small percentage containing economically viable diamond deposits. At least three "clusters" of pipes are presently known and documented by the Ontario Geological Survey (Sage, 2000). These occur along an apparent linear trend and include the Attawapiskat group, a group at Kirkland Lake and a group in the Cobalt/New Liskeard area. At least 13 pipes have been reported in the Cobalt/New Liskeard area, several of which are known to be diamond bearing . The location of these pipes are reported to be controlled by faults and lineaments associated with the Timiskaming Structural Zone - a major northwest trending rift structure that crosses through the area. Several parallel faults (the Cross Lake Fault, Montreal River Fault, Latchford Fault, Lake Timiskaming Fault, Blanche River Fault) as well as numerous splays and cross faults form a very favorable structural zone in the area. The Cobalt Properties are situated within this favorable structural zone.

As a result of the discovery of diamonds in panned river gravels by a local prospector (C. Mickey Clement), at least 10 diamond bearing "lamprophyre" dykes have been located in the Wawa, Ontario area (Spider Resources, Bandore Resources, Pele Mountain Resources, Nicholson Syndicates). Several of these areas are currently being evaluated by stripping, sampling and drilling.

There are an unusually high number of lamprophyre dykes within the Cobalt Properties. Many of these dykes are extremely large (in excess of 100 meters wide in some areas) and continuous.

The discovery of diamonds in lamprophyres, in Lorrain Township, as well as the existence of kimberlites in the New Liskeard area north of the Cobalt Properties are significant developments. These deposits are thought to be localized along splay faults originating in the Timiskaming to Montreal River Faults. These splay structures constitute excellent targets for the discovery of diamonds within the Cobalt Properties.

Pryslak's Report states that two discoveries of diamonds were recently made and these occurrences are likely of Archean age as they are associated with lamprophyre-like rocks within the Archean Inliers. The potential exists for diamonds associated with kimberlites of Phanerozoic age.

On June 17, 2002, the Company had announced the discovery of diamonds from a drill program on the Cobalt Properties. A 9.3 kg. sample from Hole CC-14 that was processed by caustic fusion contained a total of 95 diamonds including 4 macrodiamonds (greater than 0.5mm in two dimension),. the largest being a 2.64 mg white, polytetrahedroid 1.36x 1.20x 1.12 mm. The

Hole CC-14 diamond bearing sample was taken from a 4.15 metre interval (between 32.45m and 36.60m) within a 61.0 metre intersection of a lamprophyre and mafic breccia zone. This hole was drilled at -45° beneath a surface exposure that is over 70 metres wide and along a strike length of more than 200 metres. This zone is open in all directions. Hole CC-14 was stopped due to drill equipment complications at 74.8 metres in the breccia zone. No diamonds were found in the remaining seven samples submitted for analysis from drill holes CC-13 and CC-14.

The size distribution of the above mentioned diamonds is as follows:

Sample Number	Weight (kg)	No. of Diamonds per sieve size fraction in Microns						
		+106	+150	+212	+300	+425	+600 Macro	Ttl
02-8005	9.3	38	28	16	6	3	4	95

Diamonds: Exploration, Results and Recommendations

The following excerpts taken from the Pryslak Report describe the diamond exploration work and results with respect to the Company's Cobalt Property and sets out recommendations for further exploration.

Diamonds are found in association with rock types of mantle origin that include the kimberlite, lamproite and lamprophyre classes. The original diamond host rocks were called kimberlites and the lamproite and lamprophyre classes were generally mere curiosities until 1978 when the Argyle lamproite diamond deposit was discovered in Australia.The Argyle mine soon became the world's largest diamond producer at 40 million carats per year (5% to 10% gem ratio). Similarly, lamprophyre encompasses rocks of diverse petrographic character and origin. It is a general field term used for a class of dykes without a defined character or a petrogenic significance. Minettes are one of the rock types that bear petrographic resemblance to phlogopite lamproites. The discovery of diamond in xenolith-bearing lamprophyre (minettes) dykes in the Wawa area in 1996 has extended the class for diamond host rocks even further. There are presently 27 diamond occurrences in the Wawa area (A. Wilson, O.G.S.,Timmins). The geological interpretation for an Archean age has been corroborated by geochron data. Classification of these intrusions needs to be addressed with caution as they have been metamorphosed and tectonized.

The diamond bearing lamprophye rocks on the Company's Cobalt property are petrologically similar to the Wawa intrusions. The important factor to realize is that kimberlites, lamproites and lamprophyres are just the volcanic transport vehicles for diamonds from the upper mantle to the crust. The assent of the magmas through the lithosphere is controlled by large scale regional structures. The magmatic system near surface becomes a volcano that produces rocks that are classified into three facies; crater, diatreme and hypabyssal. Recent studies have shown that styles of volcanism can differ and that at some localities, structurally controlled magmas erupt directly as vents with no diatreme facies present.

The pipes often occur in clusters up to 50 or more and with the diameters of clusters up to 50 kilometres. Some clusters are totally barren of diamonds, while others have a high percentage of diamond-bearing pipes. However,it is unusual to have more than one or two commercial pipes within a single cluster. The Kimberly area of south Africa has five producers from 29 pipes and the ratio of commercial to total pipes in the Lac de Gras area currently stands at 4:40+.

Diatreme and root zones are generally comprised of several varieties of volcaniclastic and hypabyssal units. Each intrusive unit will also have a distinct content of megacrysts and xenolithic material. Diamond grades will vary with each unit as well as within each unit. Some of the commercial production in South Africa is obtained from the root zones of kimberlites. These dyke mines are commonly less than one metre in width but the grade and quality of diamonds makes them profitable.

A number of lamprophyre intrusions occur within the Pan-Anderson Lake area of the Cobalt Property. The major ones were examined by the author and are briefly described.

The Prairie C Zone has been stripped over an area of 10x35 metres. There are two early hypabyssal phases; one has a sparse density of xenoliths and the second phase has an abundant xenolith content. These phases appear to be contemporaneous as they transect one another in different sections of the outcrop. There is a population of small green clasts that may in part be relict phenocrysts. The larger clasts are heterolithic, varying from granite to basalt to pyroxenite. The largest clast is in the order of 25 cm. A late hypabyssal phase with only rare clasts, cross-cuts the two earlier phases.It weathers grey and is itself cross-cut by a two cm. dykelet of pink syenite at the northeast end of the stripped area. The surface sample by Prairie C that was collected for diamond testing was a composite from all three units. This sample (22.2 kg) was processed by Kennecott's laboratory in Thunder Bay and returned three diamonds. The Company tested this zone with drill hole CC-13. It intersected lamprophyre units in the interval from 10.8 to 17.5 m; a 10.8 metre section with 1.3 metres of volcanics interspersed with the dykes. The drill logs indicate that part of the section of lampropyhre comprised of diatreme breccia. This could not be confirmed as all of the sample was sent for caustic fussion. No diamonds were recovered from the drill core samples. It is likely that one of the two older units described above carry the diamonds and that these were truncated by the breccia and/or the younger hypabyssal phases, that are interpreted to be barren.

The Discovery Zone lies approximately 450 metres to the west of the Prairie C Zone. It is a small outcrop of five metres diameter with diatreme breccia and a hypabyssal phase. A distance of 50 metres west is a stripped area of approximately 50x75 metres. The diatreme facies of this lamprophyre intrusion consists of 90% breccia and 10% hypabyssal units with varying xenoliths. The breccia can be subdivided into two units; a syenite clast dominated unit and a heterolithic unit. The clast population in both units varies from 50% to over 80% and includes a high percentage of the host basalts, granite and lamprophyre. The matrix is of fine grained lamprophyre material and it is difficult to distinguish it from clasts.

Hypabyssal phases within this section consist of tube to lens shaped bodies that are less than one metre in diameter to over five metres. Contacts with the breccias are very irregular with the breccias being incorporated into the hypabyssal phases. These features have a strong lineation in a vertical direction.

A second type of hypabyssal phase occurs as late dykes or sills that dip to the north at shallow to moderate angles. However, the contact are not exposed sufficiently to confirm this relationship. The hypabyssal phases vary in the amount of small xenoliths, up to 3 to 4 mm in diameter. These may represent relict pyroxene phenocrysts or xenoliths from the lower lithosphere. This is discussed further in the following section.

Drill hole CC-14 was drilled under the Boundary Zone diatreme. It intersected mostly diatreme facies breccia to a depth of 74.8m. A 4.15 metre interval of altered lamprophyre and breccia yielded 95 diamonds, including four macrodiamonds. Later surface sampling produced two microdiamonds (+150 micron) from approximately a seven metre section across altered and syenite clast breccia units. This section occurs directly above the drill core intersection.

A number of other lamprophyre dykes have been mapped in the Pan- Anderson lakes area. These are hypabyssal type with varying amounts of xenoliths. Those examined by the author include the Thompson Road Zone, the Gossan Zone and those located at 20+00E, 1+25N. The Thompson Road Zone comprises of two outcrops on either side of the road, which if connected under the road would give the dyke a width of at least 15 metres. It is green on weathered surface and has a moderate content of well rounded mafic xenoliths that typically display a micaceous envelope. The xenoliths range from less than one cm. in diameter to five cm. The matrix is fine grained, greenish-black. Biotite and sub-angular to rounded blocks, 1-5 mm in diameter are found throughout the matrix. This dyke is quite typical of rocks mapped as lamprophyre in this area.

Four samples of lamprophyre from the Prairie C Zone were studied in detail by petrographic-electron microprobe. The work was carried out by R.L.Barnett for Kennecot Canada. There are two important facts that come out of Barnett's report. The first is that the ovoid domains of tremolithic amphibole and micas included with spinels represent pre-existing phenocrysts of diopside. Certain subpopulations of these ovoids might have been mutltigranular nodules from the depths of the mantle.

The second point of importance in Barnett's research is from the chemistry of the micas. This is illustrated in the Al2O3 vs.FeO plot and Al2O3 vs. TiO2 plot in the accompanying figure 7. These plots were originally configured by R. Mitchell to define the compositional variation of mica in kimberlites, orangeites, minettes and lamproites. The phlogopite-biotite solid solution compositions are derived by microprobe equipment. The figure below shows that Al2O3 vs. FeO plot on all four samples is along the minette line. However, the Al2O3 vs. TiO2 plot shows that the samples have a kimberlite affinity. The chemistry would have been affected if these intrusions are of Archean age and thus been metamorphosed.

These lamprophyre intrusions have been compared to those in the Wawa area. Two geochron age dates are currently available for these intrusions.The Sandor Occurrence is dated at 2703+/- 42 MA; and the GQ Occurrence is dated at 2674+/- 8 MA (A. Wilson, personal com.). The Pan-Anderson Lake intrusions appear to be sub-vertical and have sharply defined contacts with the host Archean basalts. A weak penetrative fabric was observed on the Prairie C dykes. The origin of this fabric is uncertain. A small syenite dyke intrudes the Prairie C lamprophyre, suggesting that it is likely Archean unless the syenite has a different origin than its presumed parent,the Lorrain Batholith. A similar syenite dyke is seen cutting the diatreme facies of the Boundary Zone.

Some explorationists are now interpreting the Wawa intrusions as metamorphosed kimberlites (Kaiser report, 2002-29). The Cobalt lamprophyres may also move into the kimberlite category as more research is conducted in these rocks.

Till sampling results from the Schuman lake area are presented in the Douville Report. The common indicator minerals, diopside and pyrope garnet are not found in association with the Archean kimberlite/lamprophyre intrusions because of metamorphism. The presence of these KIM minerals in the till samples points to a source from an undiscovered kimberlite likely of Mesozoic age.

Thomas and Gleeson (2000) have demonstrated that the only heavy minerals that are useful as indicators for the Wawa dykes are Mg-Ilmenite+Chromite and Actinolite. However, elevated concentrations of Cr, Ni and Mg in the fine fraction of till samples serve as possible pathfinders to locating areas underlain by spessartite (lamprophyre) dykes. The multi-element geochem analysis would be more economic than the heavy mineral-microprobe approach.

Cobalt Property Exploration Work Completed and Planned

Bucke Township Claim Group

Work Completed

Since acquiring the Bucke Township Claim Group, the Company has completed the following:

North Cobalt Claims

- Reconnaissance soil sampling over parts of the claim group
- Grid establishment - flag & hip chain lines - total 20.52 kms.
- Ground magnetic & VLF-EM surveys - total 14.6 kms.
- Geological mapping - 20.52 km grid; remainder by airphoto control

No economic mineralization was encountered.

TTL Claims

- Grid establishment – flag & hip chain lines – total 1.5 km
- Geological mapping – 1.5 km

Devils Bluff Claims

- Grid establishment – flag & hip chain lines – total 19.2 km
- Geological mapping – 19.2 km

The soil sampling was performed under contract by J. Nicholson, P.Geol. of Vancouver, B.C. The remaining work was completed by personnel of Sears, Barry and Associates Limited of Sudbury, Ontario (Sears Barry).

Drilling

The Company has not completed any drilling on the Bucke Township Claim Group to date.

The North Cobalt claim block is situated within 10 kilometres of known, diamond bearing, kimberlite pipes. The claims are also proximal to a major northwest trending structure (the Timiskaming fault), a feature that is considered favourable for kimberlite emplacement.

Recommendations – Douville Report

The Bucke Township Claim Group should be examined for kimberlite potential by prospecting and reconnaissance alluvial sampling. Target areas can be selected from regional geophysical maps and interpretation from published geological maps.

The copper occurrence in Coleman Group conglomerates along highway 567 in the Devil's Bluff claim group should be further investigated by prospecting and sampling.

See Douville Report filed by SEDAR for recommended budgets.

Gillies Limit Claim Group

Work Completed

Since acquiring the Cobalt Project, the Company has carried out the following programs on the Gillies Limit Claim Group:

- Airborne geophysical survey over the eastern half of the property
- Regional scale soil sampling along roads in the southeastern corner of this claim group
- Prospect examination of old workings adjacent to the Hound Chutes road in the center of the claim group
- Drill testing of 5 known prospects along the Hound Chutes road. (10 holes for 1207 metres)
- Linecutting and geological mapping of an area underlain by Archean metavolcanic rocks centered on the New Lake Area.
- Alluvial sampling (8 samples) collected and processed for KIMs in the Schuman Lake area
- Drilling of 3 holes (518 metres) in the New Lake Area to test for VMS mineralization.

The exploration program along with interpretation of OGS and other published information has outlined several target areas that require further work, including drilling . These include the black chert / felsic volcanic area near New Lake and a zone of interlayered mafic and felsic volcanic rocks with associated massive sulphides referred to as the Pyrite Zone. Two other potential VMS targets are shown as airborne electro-magnetic conductors detected on an OGS airborne Survey. Heavy mineral KIM anomalies in the Schuman Lake area constitute an excellent target for kimberlites. Other potential host structures for kimberlite are evident within the Gillies Limit Claims Group.

Most of the field work to date on the Gillies Limit Claim Group has been carried out for the Company by personnel of Sears Barry.

Drilling

The drilling to date by Cabo has been mainly directed towards VMS/Gold mineralization with Cobalt/Silver vein zones being considered secondary targets when possible. The holes have been of a reconnaissance nature, designed as initial tests of known prospects or as inferred targets. The results from the drilling are summarized in the following table from the Douville Report:

Diamond Drill Summary 1999 - 2001

Gillies Limit Claim Group

Hole#	Bearing	Inclination	From(m)	To(m)	Width (m)	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)
CC1	300°	-45	No significant values						
CC2	120°	-45	8.3	8.6	.3	0.16	1.06	0.13	
CC3	350°	-45	No significant values						
CC4	350°	-70	57.0	57.5	0.5	0.55	Tr	0.01	
CC5	030°	-45	27.3	28.8	1.5	0.53	Tr	Tr	
	(Inc)		46.0	46.7	0.7	0.58	Tr	Tr	
CC6	030°	-60	16.5	22.8	6.3	0.43	Tr	Tr	
CC7	000°	-45	No significant values						
CC8	000°	-65	No significant values						
CC9	230°	-45	No significant values						
CC10	030°	-45	77.0	77.6	0.6	0.05	0.12	0.69	
CC11	205°	-45	No assay results received						
CC12	205°	-70	53.0	64.5	11.5	0.09	0.15	0.27	8.9
	(Inc)		53.0	54.5	1.5	0.39	0.40	0.94	14.2
	(Inc)		62.0	63.0	1.0	0.03	0.17	1.12	4.1
CC13	205°	-45	No assay results received						

Holes CC-4 and CC-5 intersected encouraging amounts of copper in a conglomeratic arkose of the Coleman Formation. This zone is referred to as the "porphyry zone" by previous workers. The hole location is proximal to a Nipissing diabase. This type of mineralization has the potential to be extensive if geological conditions are right. Further work may be warranted. The intersection presented from Hole CC-12 in Table 5 is from a "black chert" horizon sandwiched between silicified pillowed mafic rocks. Rhyolite and felsic tuffaceous rocks occur within this package. One sample from a surface exposure of the felsic unit (NL-66) , collected from the west side of New Lake, contains low Na_2O (0.06%) and relatively high K_2O (2.60%), a lithogeochemical signature that is considered very positive for base metal mineralization.

The Douville Report explains that the exploration and development work completed on the Gillies Limit Claim Group by previous workers and the favourable geology demonstrate that this area has good potential for hosting a classic "Cobalt type" Co/Ag deposit. The best mineralization of this type reported to date on the property is in the Professor Adit - Oxford Shafts area on the Southeast side of Giroux Lake.

The Company's work program has also confirmed the VMS potential of the Archean volcanic rocks that underlie most of the Gillies Limit Claim Group. A sample of a felsic volcanic (rhyolite) from the New Lake Area has a geochemical signature (low Na, high K) indicating conditions favourable for VMS type mineralization. The black interflow zone intersected in the Company's recent drill program (CC-11 & CC-12) is well mineralized and has good potential to host an economic deposit.

Two other targets appear to warrant additional work. Foremost of these is the Schuman Lake structure, a northeast trending zone that is the axis of gentle arch in the Nipissing diabase sill in this area ("Schuman Lake Arch"). This structure extends well beyond the area underlain by diabase. Alluvial sampling by the Company (Sears Barry, 2001) has detected kimberlite indicator minerals along this trend that require follow up work.

The second target is Cu mineralization hosted in Coleman Group Arkose and Conglomerate as represented by the "Porphyry" zone. These host rocks form an extensive north-south trending band through the center of the claim group with a strike length in excess of 11 kms.

Recommendations – Douville Report

An exploration program on the Gillies Limit Claim Group to test several targets. The presence of kimberlite indicator minerals in alluvial samples along the northeast trending Schuman Lake structure warrants immediate attention. Additional sampling along this trend should be carried out along with traditional prospecting. Evaluation of other northeast trending structures in this claim group should also be carried out, commencing with a detailed interpretation of existing geophysical data.

The VMS potential of the Archean volcanic rocks is also considered high priority. Work should consist of the following:

- Geological mapping and lithogeochemical sampling of the transition zone between mafic and felsic volcanics. These rocks extend from the south side of New Lake in the east through a massive sulphide zone - the Pyrite Zone - and across the Montreal River on the west.

- Ground proofing of the Ontario Geological Survey airborne geophysical conductors on the west side of the Hound Chutes road as well as west of the Pyrite zone. This should involve geology, rock and soil sampling in addition to ground geophysical survey (Mag & EM).

- Drill testing of the geophysical anomalies as well as additional drilling in the New Lake area to test the potential of the "black chert" environment.

The Ag/Co vein mineralization known to exist in and around the old workings may become interesting if a local mill opens. Work should focus on the north part of the property near Giroux Lake. There is good potential for small but high grade deposits in this area, along the contacts of a Nipissing diabase sill. Areas proximal to the old workings (Professor Adit - Oxford Shafts) should be evaluated first if the work begins in this area. See Douville Report filed by SEDAR for recommended budgets.

Lorrain Claim Group

Work Completed

The Company has completed the following work over the Lorrain Claim Group:
- Airborne survey covering the northern 2/3 portion of the claim group;
- Linecutting, ground UTEM and magnetic survey, and geological mapping of a 26.3 km grid in the Pan Lake-Anderson Lake area;
- Linecutting, ground magnetometer and VLF-EM survey and geological mapping of a 13.2 km grid in the Lang-Caswell area;
- Mechanical stripping in the Pan Lake and Lang-Caswell areas;
- Reconnaissance till and alluvial sampling in the Pan Lake area and other local drainage systems;
- Mapping of the lamprophyre dykes in the Pan Lake Area;
- Channel sampling of lamprophyre intrusions at the Boundary Zone in the Pan Lake Area; and
- Drilling.

The geological mapping, ground geophysical surveys and mechanical stripping carried out in the Pan Lake area by the Company (Sears Barry, 2000) was designed to evaluate the Archean volcanic rocks for VMS potential as well as examine two Silver/Cobalt prospects (Giroux Mine and Paul's Shaft). No economic base metal or silver mineralization was encountered.

According to the Douville Report, results from geological mapping, ground geophysical surveys and mechanical stripping on the Lang-Caswell (Silver/Cobalt) prospect carried out by the Company confirm the existence of Cobalt mineralization hosted by numerous narrow calcite veins and breccias. These veins appear to be generally aligned along a northeast trend within a Nipissing diabase host rock. The development of the vein/breccia structures appears to be related to the intersection of this northeast trend with northwest trending faults. Ore shoots at surface have limited extent. Drill testing directed towards the intersection of the two structures may encounter larger bodies at depth.

Limited work was completed in the Pan Lake area in 2000 in an attempt to delineate lamprophyre dykes. Six zones were outlined for further work. These were located within a northeast trending, 200 metre wide "corridor" extending through the southern part of Pan Lake for a strike length which has, to the date of this AIF been extended to over 3.0 kms.

A cluster of till samples collected in the Pan Lake area by Cabo contain elevated quantities of KIMs in comparison to other samples in the reconnaissance scale survey. These KIMs are not historically known to be associated with lamprophyre dykes. This suggests the possibility that kimberlite may also occur in this area. More detailed sampling is required to properly interpret the till sample results.

Most of the field work carried out to date on the Lorrain Claim Group was completed by personnel of Sears Barry.

Drilling

The Company drilled two holes within the Lorrain Claim Group in the Pan Lake Area in the Spring, 2002(Holes CC-13b and CC-14). Results are set out in the "Diamonds In Kimberlite and Lamprophyre" section of this AIF. During the Summer of 2002, a stripping program was carried out over the surface projection of the diamond discovery in Hole CC-14. Intermittent channel sampling was completed across a 75 metre wide zone of lamprophyre breccia. The sampling covered only 60 % of the zone due to till cover in local depressions. One of the samples, representing a 7.2 metre interval, was found to contain two micro-diamonds and 14 pale blue-green mineral grains. These grains were later tentatively identified as moissanite, a very rare carbon and silica mineral having hardness and light reflecting qualities that approach those of diamonds. Nine drill holes were completed in November, 2002 along a 120 metre length of the breccia zone. Holes CC-15 and CC-16 were drilled from the same collar and in the same general direction (towards west) as CC-14. These holes appeared to be drilled down the dip of a layered complex, resulting in very little correlation between holes. Drilling then moved to the west side of the breccia and Holes CC-17 to CC-21 and CC-23 were drilled towards the east. Hole CC-22 was drilled towards the west. All of the core from Holes CC-15 and CC-16 (twenty three samples) was sampled and processed. No diamonds were found. Sixteen samples representing 108.3 metres from Hole CC-18 (all of the breccia portion of the hole) were processed. One 6.0 metre sample contained one micro-diamond. Two xenolith bearing lamprophyre layers or dykes from CC-18 totalling 16.9 metres and the other 6 holes from this drilling remain to be tested for diamonds.

Other work in the Pan Lake area has included geological mapping and prospecting of areas extending outward from the original diamond discovery. Currently, more than 20 lamprophyre dykes have been located in the immediate area.

Recommendations – Pryslak Report

The exploration for diamonds on the Pan-Anderson Lakes lamprophyre/kimberlite dyke swarm is recommended as a first priority target. Mechanical stripping, geological mapping and channel sampling are recommended for the three larger zones; the Boundary, the Prairie C and Thompson Road. Each phase or unit needs to be mapped out and sampled separately.

The Boundary Zone requires a minimum of two drill holes; one to twin drill hole CC-14 and re-sample the zone identified as diamondiferous. This will require at least two passes with NQ core to provide a sample minimum of 50 kg. The second drill hole should be collared on the north side of the diatreme and drilled south across the entire intrusion.

The Prairie C Zone should be re-sampled on surface to identify which of the three units carries the diamonds. This should then be followed up with a short drill hole on either side to check for continuity of the productive unit.

There are over 12 lamprophyre dykes identified in the area to the northeast, south of Prairie Chicken Lake. Mechanical and manual stripping are required on these dykes, followed up by detailed mapping and sampling for diamonds, according to the units identified. Any new diamond occurrence will require testing by drilling.

A test multi-element geochem survey on tills in the area of the Prairie C and the Boundary Zones should be conducted to determine if this technique would be effective in defining the location of lamprophyre dykes.

Follow-up on till sampling as recommended in the Douville Report has not been completed by the Company because of limited funds. This work is recommended as a second priority target as the KIM's identified in the till samples tested to-date represent a kimberlite source of Mesozoic age and not the Archean lamprophyres.

Proposed Exploration Budget – Cobalt Property

The Douville Report recommended a three phase exploration program. The first phase is designed to provide data that will help to re-focus the exploration program towards evaluating the diamond potential of the Company's Cobalt Area Property.

The potential for lamprophyre or kimberlite hosted diamond deposits on the Company's Cobalt Area Property is high and should become the focus of the next phase of exploration. The first phase of a three phase proposed exploration program should be directed towards advancing the diamond targets on the property to a drill stage. Towards that end a modest budget is proposed in the Douville Report on each of the three Claim Groups designed to accomplish this goal. See the Douville Report filed by SEDAR for the recommended budgets.

Bearing in mind the recommended budgets in the Douville Report, the Pryslak Report set out the following budget based on the recommendations that are specified in the Lorrain Claim Group section of this AIF.

PHASE 1:

Mechanical stripping, 10 days @$1000	$10,000.00
Drilling: 700m @ $65	45.000.00
Core logging, sampling	4,500.00
Microdiamond analysis, 30 @ $600	18,000.00
Petrology	2,000.00
Vehicle and support; 1 mth @ $6000	6,000.00
Supervision, report	10,000.00
Subtotal	**$96,000.00**
contingency, 11%	10,000.00
TOTAL Phase 1:	**$106,000.00**

PHASE 2:

Geology, prospecting, manual stripping, rock sampling: 30 man-days @ $350	$10,500.00
30 man-days @ $250	7,500.00
Mechanical stripping, 10 days @ $1000	10,000.00
Linecutting, 50 klm @ $400	20,000.00
Geophysics	12,500.00
Analysis-microdiamond: 50 @ $600	30,000.00

Drilling, 700m @ $65	45,000.00
Core logging, sampling	4,500.00
Supervision, interpretation, report	10,000.00
Subtotal:	**$150,500.00**
contingency @ 11%	16,500.00
TOTAL Phase 2:	**$167,000.00**

TOTAL for Phases 1 & 2: $273,000.00

The first phase of this program focusing on diamond exploration has been essentially completed during the past year. Additional microdiamond processing from the existing drill core is in progress at this time. The second phase will be carried out contingent upon results obtained from this processing.

As a result of more favourable commodity prices (silver and base metals) and prospecting and geological mapping and stripping carried out during 2003, additional work during 2004 will focus on exploring several of the known silver prospects that exist on the Cobalt Property as recommended in the Douville report (2001). This work was initiated in November 2003, with a stripping program on the Santa Maria prospect, part of the Gillies Limit Claim Group. A modest diamond drilling program is planned to commence in early January, 2004.

Gold/Silver/Copper Property Electrum Lake, Ontario

The Electrum Lake Property acquired by option October 28, 2003, (see Subsequent Events to June 30, 2003) is located in Ewart Township, approximately 35 kilometers west of Kenora, Ontario, within 1 km of the Manitoba border. The Electrum Lake Property currently consists of nine (9) claims totaling 51 claim units. The Trans-Canada Pipeline passes east-west along the north boundary of the claims and the Trans-Canada Highway passes within 1 kilometre. The paved Shoal Lake road and a power line transect this property from north to south within the eastern area of the claims. Numerous pipeline and forest access road provide good access to most of this property.

The claims are underlain by Archean felsic to mafic metavolcanic rocks, metasedimentary rocks and a felsic intrusive complex (see attached map). The latter consists of High Lake granitic stock and an overlying group of older quartz-feldspar porphyritic rocks. These in turn are overlain by mafic to felsic metavolcanic and metasediments. The quartz-feldspar porphyry, metasedimentary and metavolcanic rocks are highly deformed and interlayered. This zone of deformation that occupies the north flank of the High Lake Intrusive Complex represents an excellent structural setting for large gold deposits. Numerous gold-silver-copper-molybdenite (Au, Ag, Cu, Mo) occurrences are located on the claim group. The mineralization is hosted by quartz veining within a sheared quartz porphyry or metasedimentary rocks. Some of these include:

The Electrum Zone - Six of eleven holes drilled on this zone by Electrum Lake Gold Mining Corp. in 1961 intersected gold mineralization, including Hole E48 which intersected 1.09 oz/ton Au over 10 feet within a larger interval of 0.27 oz/ton Au over 60 feet. Pelican Mines Limited drilled 9 additional holes in this area in 1977, but did not file the assays. Noranda Exploration Company completed an IP survey over this zone in 1991 and detected a strong chargeability anomaly coincident with the showing and striking for 350 metres (open both ends), but abandoned the project without drilling.

Noranda Zone – Grab samples from quartz stringers and sheared metasediments up to 5 oz/ton Au are reported from this area east of Electrum Lake within a strong deformation zone. This zone has never been drilled.

Porphyry Zone - The quartz porphyry in the southwestern part of the Electrum Lake Property contains numerous Au-Ag-Cu-Mo occurrences. One of these, located 900 feet north of High Lake, was explored at surface by Selco in 1961. A 6 foot wide zone was traced for 300 feet into a swamp. Assays in excess of 1% Cu with 0.03 oz/ton Au and 0.4 oz/ton Ag were reported.

Soil Anomalies - A broad area along the deformation zone west of Electrum Lake contains several soil anomalies with gold values as high as 10,000 ppb (0.29 oz/ton Au). These have never been followed up. One sample from a 300 metre long anomaly within the quartz porphyry near the south boundary of the claims contained 72,000 ppb Au (2.1 oz/ton).

Risk Factors and Government Regulations

Industry Conditions

The mining industry is, in general, intensely competitive and there is no assurance that, even if the Company is successful or even if significant quantities of ore are discovered on the Cobalt Property, that a profitable market will exist for the sale of the minerals produced by the Company. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Ore prices have changed dramatically in recent years. Also their marketability is affected by numerous other factors beyond the control of the Company. These other factors include government regulations relating to customs and tariffs, product and service prices, royalties, allowable production and importing and exporting of minerals, and changes in taxes. The Company and any joint venture partners will be competing with many other companies for the acquisition of other companies services, leases and other interests as well as for the recruitment and retention of qualified employees and contractors.

Mine Development and Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, the Company's properties have no known body of commercial ore and the proposed work programs include an exploratory search for ore. Unusual or unexpected formations, formation pressures, fire, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has no experience in the development and operation of mines and in the construction of facilities required to bring mines into production. The Company has relied and will continue to rely upon consultants and others for operating expertise. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced. Depending on the price of minerals produced, the Company may determine that it is impractical to commence commercial mineral production.

Exploration Drilling Risk

The exploration drilling services business is, in general, intensely competitive and there is no assurance that, even if the Company acquisition is successful that a profitable market will exist for the sale of drilling services by the Company. Factors beyond the control of the Company may affect the marketability and profitability of drilling services. These other factors include government regulations relating to customs and tariffs, product and service prices, importing and exporting of services, and changes in taxes. The Company and any subsidiaries will be competing with many other companies for drilling contracts, the acquisition of other companies services and supplies as well as for the recruitment and retention of qualified employees and contractors.

Financial Risks

The Company is an exploration and development stage company with no operating history and no pre-tax profit. There is little likelihood that the Company will realize any profits in the short term. Investors cannot expect to receive a dividend on their investment in the foreseeable future. The Company will require additional financing to carry out the exploration and development of its mineral property interests in Cobalt, Ontario and if financing is unavailable for any reason, the Company will not be able to maintain its Cobalt Property.

The Company does not presently have sufficient financial resources to meet the funding requirements to undertake by itself either the recommended exploration and development programs for the Cobalt Property or completion of the Heath & Sherwood agreement. Fulfilling the terms of the various agreements, completing mineral property assessment work requirements and the development of the mineral property interests may therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financings, public financings or other means. There is no assurance that the Company will be successful in obtaining the required financings or that financing will be available on terms and conditions acceptable to the Company. There is assurance, however, that equity financings at the level required by the Company will cause significant dilution to shareholders.

Conflicts of Interest and Dependence on Key Personnel

The success of the Company and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and consultants, and to attract experienced senior officers and directors. Although the Company does have an employment contract in place with American Resource Management Consultants Inc. ("ARMC") for certain key employees of ARMC and with several management consultants, their continued involvement is not assured, and the loss of their services to the Company may have a material adverse effect on the Company. The Company does not have directors or senior officers life insurance, consequently, their demise may have a significant financial impact on the Company.

Certain of the Company's directors and officers serve as directors or officers of, and/or own securities of, other public companies, whereby such persons may have a conflict of interest in allocating their time and resources among the Company and such other companies; and to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest.

Government Regulations

Any operations carried on by the Company will be subject to government legislation, policies and controls relating to development, production, operations, environmental protection, taxes and labour standards. In addition, the profitability of any operation is affected by the market for services and products which is influenced by many factors including changing operating costs, the supply and demand for services and products, the rate of inflation, the availability and supply of competitor services and products, the political environment and changes in international investment patterns and regulations.

Existing and possible future legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. The Company's future right to exploit its systems and properties (if earned) is subject to various reporting requirements and to obtaining certain governmental approvals and there is no assurance that such approvals will be obtained without inordinate delay or at all. This is also true for regulatory approvals related to the Company's existence as a reporting issuer and its Exchange listing.

The Company may become subject to liability environmental damage, and other hazards which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for the Company's development and could have a material adverse effect on the financial position of the Company. The Company presently has no insurance to protect against any of these potential liabilities.

In addition, although the Company is not aware of any specific claim for aboriginal title rights in respect of the Company's mining tenements, it is possible that such a claim could be made in the future. The Company has not undertaken the legal, historical, anthropological and ethnographic research which would be necessary to form an opinion as to whether such a claim would succeed if made and, if so, what the implications would be for the Company. Although the Company has reviewed title for all mineral properties in which it has a material interest, there is no guarantee that title to such interests will not be challenged or impugned.

Completion of the H&S Agreement as described under "Proposed Addition of Other Related Mining Businesses" of this AIF is subject to a number of conditions including, arrangement of another financing of not less than $2 million to provide for capital expenditures and working capital for H&S, Exchange acceptance of the transaction and the Company's shareholder approval of the transaction. It is therefore uncertain that the transaction will close.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Company's audited consolidated financial statements at June 30, 2003 and 2002 which are attached to and form part of this AIF:

	Year-end 6/30/03	Year-end 6/30/02	Year-end 6/30/01	Year-end 6/30/00	Year-end 6/30/99
Revenues (Net)	Nil	Nil	Nil	Nil	Nil
General and Administrative Expenses	401,256	268,683	468,901	354,831	220,859
Stock based compensation (1)	N/A	551,838	N/A	N/A	N/A
Write-off of mineral Properties[(2)] and Exploration	21,919	Nil	Nil	71,527	20,750
Write-off of acquisition costs[(3)]	Nil	Nil	2,890,447	Nil	296,848
Net Income (Loss)	(423,175)	(820,521)	(3,351,599)	(426,358)	(538,457)
Working Capital	(206,440)	18,135	(195,745)	198,346	(15,274)
Basic Loss Per Share	$0.01	$0.03	$0.22	$0.04	$0.09
Acquisition Advances[(4)]	Nil	Nil	Nil	3,300,777	Nil
Mineral Properties					
Acquisition costs[(5)]	152,025	215,896	180,486	335,500	141,678
Deferred exploration and development[(6)]	152,975	57,468	148,178	182,793	139,102
Other Assets[(7)]	28,206	4,662	5,990	7,728	10,002
Total Assets	2,566,557	2,306,638	1,939,930	5,158,087	385,250
Long Term Liabilities	Nil	Nil	Nil	Nil	Nil
Convertible Debt	Nil	Nil	2,564,452	Nil	Nil
Shareholders' Equity					
Dollar Amount	12,608,861	12,103,368	8,785,765	8,653,027	6,004,356
Number of Securities	45,535,179	39,518,009	15,756,770	15,514,679	6,857,832

(1) The Company adopted new CICA Accounting Standards to recognize the stock based compensation payments made after January 1, 2002.

(2) In 1999 the Company wrote off acquisition costs of $20,750 with respect to the Tilt Cove , Newfoundland property. In fiscal 2000 the Company wrote off property costs of the Nevada Thunder and Lightning claims and at year end June 30, 2003 the Company wrote off an exploration advance of $21,919.

(3) In fiscal 1999, the Company wrote-off the acquisition costs pertaining to the purchase of Canada Pumice Corp. and the related Klara claims. In fiscal 2001 the Company wrote off advances of $2,890,447 on termination of the Digital Network Services, Inc. (DNS) agreements and related telecommunication services operations.

(4) Advances made to DNS for telecommunications network development.

(5) Property acquisition expenditures for the year.

(6) Deferred exploration expenditures for the year.

(7) Investments and capital assets at net book value.

The following sets forth selected quarterly information:

	Net Revenue	Net Loss Cdn $	Loss Per Share
Fiscal 2003, Quarter Ending			
Quarter to June 30, 2003	Nil	89,925	$0.00
Quarter to March 31, 2003	Nil	106,057	0.00
Quarter to December 31, 2002	Nil	108,783	0.00
Quarter to September 30, 2002	Nil	118,410	0.00
Fiscal 2002, Quarter Ending			
Quarter to June 30, 2002	Nil	606,160	$0.02
Quarter to March 31, 2002	Nil	82,261	0.01
Quarter to December 31, 2001	Nil	88,451	0.00
Quarter to September 30, 2001	Nil	43,649	0.00
Fiscal 2001, Quarter Ending			
Quarter to June 30, 2001	Nil	635,925	$0.04
Quarter to March 31, 2001	Nil	66,130	-
Quarter to December 31, 2000	Nil	2,523,350	0.16
Quarter to September 30, 2000	Nil	126,194	0.01

The Company's accounting policy is to record its mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company adopted the new CICA Accounting Standard relating to stock based compensation and other stock based payments made after January 1, 2002. The new standard requires either the recognition of compensation expenses for grants of stock, stock options and other equity instruments to employees and other employees.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

ITEM 5: MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the last two completed financial years ended June 30, 2003 and 2002 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

General

The Company has been engaged directly, and through subsidiaries, in the acquisition and exploration of mineral properties in North and Central America. Since July, 1996, the Company has expended over $3 million acquiring, exploring and developing mineral properties in British Columbia, Cuba, Nevada, Newfoundland and Ontario. From November 1999 to the early Spring of 2001, the Company also attempted, unsuccessfully, to diversify into the telecommunications and internet services business sector. The plan of the Company was to advance the primary mineral property in Cobalt, Ontario to the point where the Company could seek out partners with mining expertise to further explore and develop it, and simultaneously to diversify into the telecommunications and internet services sectors. This diversification effort was terminated in early Spring of 2001. The loss for the year ended June 30, 2001 was $3,351,599, of which $2,890,447 was due to the termination of this attempted diversification into telecommunications.

Since December 30, 1998, the Company has acquired a 100% interest, subject to net royalty obligations to the underlying property owners, in the Cobalt Property located in the District of Temiskaming, Larder Lake Mining Division, Cobalt, Ontario. Total Cobalt Property deferred exploration expenditures for the year ended June 30, 2003 were $152,975 and $57,468 for the year ended June 30, 2002. Mineral property acquisition costs were $152,025 for the year ended June 30, 2003 and $215,896 for the year ended June 30, 2002. The cumulative deferred exploration costs and property acquisition costs to June 30, 2003 for the Cobalt Property were $673,203 and $1,801,501 respectively.

At June 17, 2002, a diamond discovery announcement was made where hole CC-14 returned a 4.15 metre drill intersection that included 91 micro and 4 macro diamonds in a 9.3 kg sample from the lamprophyre and mafic breccia zone on the Cobalt Property. This is the zone that the Company drilled following receipt of the funds pursuant a non-brokered $300,000 private placement offered by Offering Memorandum announced November 18, 2002.

The recoverability of property acquisition costs and related deferred exploration expenditures is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete development, obtaining government permitting approval, and upon future profitable production or proceeds from the disposition thereof.

Future write-downs of properties are dependent on many factors, including general and specific assessments of mineral resources, the likelihood of increasing or decreasing resources, land costs, estimates of future mineral prices, potential extraction methods and related costs, and the likelihood of positive or negative changes to the environment, taxation, labour and capital costs. The Company cannot assess the monetary impact of these factors at the current stage of development of its mineral properties. The dollar amounts shown in the Company's financial statements as deferred expenditures are direct costs of exploring properties and do not reflect present or future values.

The Company announced September 12, 2002 that its Board of Directors determined that it was in the best interest of the Company to expand its operations in the mining sector by acquiring drilling services companies, thereby building strength through diversity. As a first step in carrying out its expansion plans, it entered into an arms length agreement (the "H&S

Agreement"), made effective August 1, 2002, to acquire 100% of the issued and outstanding shares of H&S, a well known and recognized drilling services company located in Kirkland Lake, Ontario. Under the terms of the H&S Agreement, the present shareholders of H&S are to receive 10,600,000 common shares of the Company to be issued at a deemed price of $0.10 per share for a total deemed value of $1,060,000. These shares are to be issued when the transaction closes, following receipt of Exchange acceptance of the H&S Agreement. The shares will be subject to trading restrictions, whereby an initial 25% of the issued shares will be released from such restrictions four months after issuance, followed by 25% in each of three quarters thereafter.

The closing of the transaction is subject to the Company arranging not less than $2 million in financing to provide for capital expenditures and working capital for drilling company operations. Pricing and terms of the financing are not yet complete.

H&S shares are held directly or indirectly by a total of 15 persons, all of whom are arms length to the Company and none of whom will control more than 2.0% of the Company's common shares after giving effect to the acquisition. The Company has 45,947,573 common shares issued and outstanding at December 31, 2003 and the issuance of the Shares to the shareholders of H&S would represent approximately 23.07% of the issued and outstanding common shares of the Company upon completion of the transaction, excluding any common shares issued by the Company as a result of any financing or the exercise of any outstanding warrants and stock options. No finder's fee is payable.

H&S operates from a central location in Kirkland Lake where it has a full service maintenance shop, warehouse and administrative office administering and supporting its regional and global activities. Its services include:

- Surface diamond drilling (long stroke and conventional);
- Rotary reverse circulation drilling;
- Geotechnical drilling and sampling; and,
- Underground diamond drilling for exploration and mine development.

H&S maintains a full range of surface and underground drilling services to serve the mineral exploration and mining industry. Based on current contracts, gross revenue of H&S for the current fiscal year is expected to compare with that of the past year. At the year ended May 31, 2003, H&S had total assets of $3,145,972; total liabilities of $2,519,135; working capital of $935,307; gross revenue of $9,129,073 and a net loss of $263,379. The May 31, 2003 data is based upon unaudited consolidated financial statements prepared by H&S management.

At this time, the Company is also in the process of negotiating the acquisition of a second significant drilling services company in Eastern Canada. Upon completion of the H&S transaction, the Company will own a drilling fleet of 39 rigs, including 16 aboveground and 23 underground drills owned by H&S.

Completion of the H & S transaction is subject to a number of conditions, including but not limited to Exchange acceptance, disinterested shareholder approval, which is to be obtained by way of a written consent resolution, and the financing referred to above. There can be no assurance that the transaction will be completed as proposed or at all.

Liquidity and Capital Resources

The Company has successfully funded it's mineral exploration activities through the sale of equity securities and plans to continue to do so or to joint venture the mineral properties, until such time as it's mineral properties are revenue producing.

During the previous year, management finalized negotiations with investors and creditors, completed several financings, debt settlement agreements, completed all related agreements and the Exchange filing thereof, prepared all documents required for the related share issuances, maintained the Cobalt Property in good standing, continued the work required to complete the acquisition of H&S, carried out significant negotiations with respect to the acquisition of the second drilling services company and completed the acquisition of the Electrum Lake Property.

At June 30, 2002, the Company had current assets of $ 81,511 and current liabilities of $63,376, giving working capital of $18,135. At June 30, 2003, the Company had current assets of $58,555 and current liabilities of $264,995, giving negative working capital of ($206,440).

The Company has no long term debt.

Comparison of Years Ended June 30, 2002 and June 30, 2001

In August 2001, the Company finalized the re-organization of its finances by agreeing to settle its debts through the issuance of shares for debt at $0.15 per share and by transferring telecommunications equipment and interests in telecommunications joint ventures to certain lenders. Advances which had initially been received for share subscriptions, totaling $3,404,303, were settled by the transfer of equipment valued for settlement purposes at $905,111 and by the issuance of 16,661,283 shares, subject to regulatory approval. Loans and trade creditors payables of $300,393 were settled by the issuance of a further 2,002,621 shares. These shares were issued after receipt of Exchange acceptance on November 20, 2001 and reinstatement of trading in the Company's shares on the facility of the Exchange on November 26, 2001.

The parties to the shares for debt settlement agreements further agreed to amend the agreements on September 5, 2001, by accepting a pooling provision restricting the issuance of their shares to equal quarterly releases commencing the later of four months from the closing of the public financing or the resumption in trading of the Company's shares. This amendment was sought by the Company in response to a conditional offer from Canaccord Capital Corporation ("Canaccord") of a $495,000 "commercially reasonable efforts" financing, received by the Company August 10, 2001. The proposed financing contemplated 1,700,000 flow through units and 1,600,000 non-flow through units at $0.15 per unit, with each unit consisting of one (1) share and one share purchase warrant entitling the holder to purchase one (1) additional share at $0.15 per share for a period of two (2) years. The placement was subject to acceptance by the Exchange of the Company's application for a resumption of trading in the Company's shares on the facility of the Exchange. The conditional offer from Canaccord expired during the quarter ended March 31, 2002.

These events were preceded by the termination of a sponsor agreement between the Company and Global Securities Corporation and by a finders fee agreement with Mr. Michael Rahtjen, with respect to $2,105,100 of funds received by the Company, initially as private placements and then converted to the loans referred to above. The finders fee agreement, valued at $137,755, payable by the issuance of 918,367 shares, was accepted by the Exchange and the shares were issued December 10, 2001.

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to The International Forecaster.

The Company completed a non-brokered private placement of 1,866,668 units at $0.15 per unit on January 7, 2002. The related subscriptions of $280,000 were received in the quarter to December 31, 2001. These funds provided financing for mineral property payments, exploration work, accounts payable and working capital. Each unit is comprised of one (1) share and one (1) warrant allowing the holder to purchase an additional share within two (2) years at $0.15 per share to November 30, 2002 and at $0.18 per share to November 30, 2003.

Subscriptions received at March 31, 2002 pursuant to a February 26, 2002 announcement, consisting of 1,100,000 units at $0.10 per unit for a total of $110,000 were approved by the Exchange prior to March 31, 2002 and these units were issued April 2, 2002. Each unit is comprised of one (1) share and one (1) warrant allowing the holder to purchase an additional share within two (2) years at $0.10 per share in the first year and at $0.12 per share in the second year. The funds from this private placement were used for property payments and exploration work with respect to the Cobalt Property, as well as the payment of accounts payable, loans and general and administrative expenses.

At April 26, 2002, the Company entered into debt settlement agreements that would allow the Company to settle $107,620 of its outstanding financial obligations by the issuance of shares at $0.10 per share. On June 10, 2002, 1,076,191 shares were issued under these debt settlement agreements upon receipt of Exchange acceptance of the transaction. The resignation of David R. Robinson as a director of the Company was also announced on April 26, 2002.

During the quarter ended June 30, 2002, the Company completed two shares for debt transactions resulting in the issuance of 1,561,141 shares at prices of $0.10 and $0.15 per share and one private placement transaction resulting in the issuance of 1,100,000 units (one share and one warrant) at $0.10 per unit. It also announced a further private placement of 1,500,000 units (one share and one warrant) at $0.10 per unit which was completed August 9, 2002. As a result of the shares for debt and private placement transactions, the Company reduced debt and received funds which together totaled $440,362.

Stock options totaling 3,970,000 shares at $0.15 per share were granted to employees, directors, officers and consultants during the quarter, as announced June 19, 2002. The Company adopted the new CICA Accounting Standard relating to stock based compensation and other stock-based payments; consequently, the announced stock options, were recognized as a compensation expense in the year ended June 30, 2002 audited financial statements and classified as contributed surplus on the consolidated balance sheet of the Company at that date.

To June 30 2002, cumulative exploration expenses on the Cobalt, Ontario Property were $520,228 and cumulative property costs were $1,649,476. Exploration expenditures on the Ontario Property were $57,468 for the quarter, up $25,012 from the previous quarter.

During the year ended June 30, 2002, general and administration expenditures were at $820,521 compared to the previous year $468,901. The increase was solely attributed to the stock based compensation expenses of $551,838 without which the general and administration expenditures would be $268,683 for the year ended June 30, 2002. The Company uses Black-Scholes option pricing model to estimate a fair value of the option granted. Tabulated below are major components of the changes in expenditure levels, compared to the previous year.

The Company received $2,715,000 in year ended June 30, 2000, and $689,303 in year end June 30, 2001 as advances for share subscriptions, and a further $65,260 as loans in year end June 30, 2001, for a total of $3,469,563. The proposed $3,404,303 private placement subscriptions did not receive regulatory acceptance and, subsequently, these subscriptions were converted to loans which the Company settled by the issuance of shares.

	June 30,2002	June 30, 2001
Administration fees	$ 48,450	$ 73,400
Professional fees	$ 43,803	$ 102,453
Paralegal fees	$ 61,361	$ 61,402
Transfer Agent & filing fees	$ 20,586	$19,207

Administration fees were down by $24,950 and paralegal expenses remained the same compared to the previous year. Professional fees were down by $58,650 compared to the previous year.

John A. Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general and project management, administration and secretarial, accounting, paralegal services, office facilities and other services to the Company. For the current year ended June 30, 2002, ARMC billed $172,891 ($193,074 for 2001) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services to the Company. For the current year ended June 30, 2002, Sears billed $30,472 for these services.

Comparison of Years Ended June 30, 2003 and June 30, 2002

Following resolution and settlement of outstanding matters from the telecommunications diversification, at the end of the calendar year 2001, the Company focused on exploration and related activities from January 2002 onwards. Therefore, operations of the Company during the year to June 30, 2003 and during the last six months of the Company's financial year to June 30, 2002, focused on three areas:

- Raising capital to finance mineral exploration and the acquisition of the drilling companies;
- Exploration of the Cobalt Property; and

- Negotiations, due diligence and preparation of corporate business plan and documents related to the acquisition of H&S and the second drilling services company.

During the year ended June 30, 2003, $440,400 was raised from the issuance of shares by private placement, and $20,000 from exercise of warrants, for gross proceeds of $460,400 (2002: $390,000). The chronology of these financings was as follows:

Date	Number	Price	Type	Proceeds
August 9, 2002	1,500,000	$0.10	Private Placement	$ 150,000
August 15, 2002	200,000	$0.10	Exercise Warrants	$ 20,000
February 24, 2003	1,904,000	$0.10	Private Placements	$ 190,400
June 13, 2003	2,000,000	$0.05	Private Placement	$ 100,000

The financings of August 9, 2002 and February 24, 2003, included units comprised of one share and one warrant to purchase one additional share at $0.10 in the first year and $0.12 in the second year. The financing of June 13, 2003 was for units comprised of one share and one warrant to purchase one additional share at $0.10 for one year.

The trend of the pricing of the financings continued downward from January 7, 2002 at $0.15, April 2, 2002 at $0.10 to June 13, 2003 at $0.05. These prices reflected the trading price of the shares on the Exchange. Therefore, in order to continue the Company's ability to raise capital, the Board of Directors approved a resolution to consolidate the issued and outstanding common shares of the Company on a 5 old for 1 new share basis as detailed in the information circular prepared in advance of the Annual General and Special Meeting of the Shareholders held December 19, 2003.

The Company increased exploration activity and expenditures on the Cobalt Property during the year to June 30, 2003. The Company expended $95,507 on exploration of this property. In accordance with the Cobalt Property option agreements $96,850 was paid to the underlying property owners, and shares valued at $55,175 were issued to maintain the Cobalt, Ontario Property agreements in good standing.

To June 30 2003, cumulative exploration expenses on the Cobalt Property are $673,203 and cumulative property costs are $1,801,501. Exploration expenditures on the Cobalt Property were $152,025 for the year, up compared to $57,468 from the previous year.

During the twelve months ended June 30, 2003, general and administration expenditures totaled $401,256, of which $104,682 was spent in the first quarter, $108,783 in the second quarter, $106,057 in the third quarter and $81,734 in the fourth quarter. Also, the Company wrote-off $21,919 prepayment to an exploration company which declared bankruptcy. In the first quarter, the Company negotiated with H&S, potential financiers and held a number of meetings with the Exchange related to the acquisition of the drilling services companies. The Company also completed the regulatory filings which led to the announcement of an acquisition agreement with H&S on September 12, 2002. A number of financings and the acquisition of additional property in the Cobalt, Ontario area also resulted from this activity. During the second quarter, the Company incurred significant expenditures related to the preparation of the business plan and the third party due diligence report for the drilling companies. In addition, the Company's annual general meeting (AGM) materials were prepared and distributed, the AGM was held and the Company's Annual Information Form was prepared. Work continued on completing the private placement offering memorandum and filing flow through documents. In the meantime, quarterly financials, reports, budgets, various property agreements and management of the exploration activities continued to consume the same level of management, regulatory and accounting resources as previous quarters. Consulting fees included third party management consulting and costs related to preparation of the business plan and management costs related to the many meetings with potential financiers. Due diligence legal fees for the drilling company acquisition were also incurred in the third quarter.

During the year ended June 30, 2003, general and administration expenditures were at $401,256 compared to the previous year $820,521. The decrease is solely attributed to the stock based compensation expenses of $551,838 without which the general and administration expenditures would be $268,683 for the year ended June 30, 2002. The Company uses Black-Scholes option pricing model to estimate a fair value of the option granted. Tabulated below are major components of the changes in expenditure levels, compared to the previous year.

	Current Year	Previous Year
	June 30 ,2003	June 30 2002
Administration fees	$ 67,565	$ 48,450
Consulting fees	$ 76,210	$ 32,551
Professional fees	$ 73,500	$ 43,803
Transfer Agent/filing fees	$ 23,066	$ 20,586
Regulatory fees	$ 54,790	$61,361

Administration fees increased by $19,115 compared to the previous year. Consulting fees increased by $43,659 compared to the previous year. Professional fees increased by $29,697 compared to the previous year. Transfer agent & filing fees increased by $2,480 compared to the previous year. Regulatory fees declined by $6,571 compared to the previous year.

John A. Versfelt, through his company, American Resource Management Consultants Inc., provides general and project management, administration and secretarial, accounting, paralegal services, office facilities and other services to the Company. For the current year ended June 30, 2003, ARMC billed $207,938 ($172,891 - 2002) for these services.

Seymour Sears, a director of the Company, through his company, Sears, Barry & Associates (Sears) provides geological consulting services to the Company. For the current year ended June 30, 2003, Sears billed $93,284 ($30,472 - 2002) for these services.

Investor Relations

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three-year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to them. For the year ended June 30, 2003, $20,000 of this expense was recorded in media publishing and marketing services. This service was terminated at September 30, 2003, and $30,000 was written off.

Liquidity and Solvency

During the first quarter to September 30, 2002, the Company completed one private placement transaction resulting in the issuance of 1,500,000 units (one share and one warrant) at $0.10 per unit for total proceeds of $150,000. An additional, 200,000 warrants at $0.10 per share were exercised in the first quarter for proceeds of $20,000.

The Company also announced February 12, 2003 the closing of a $190,400 of a non-brokered private placement, first announced November 18, 2002. This financing included $76,000 of Canadian tax flow through funds, resulting in 760,000 tax (Canadian) flow through units and 1,144,000 non-flow through units. Each unit was priced at $0.10 and consists of one share and one non-transferable share purchase warrant. The warrants entitle the subscriber to purchase one additional share of the Company at a price of $0.10 per share in the first year and at $0.12 per share in the second year. Proceeds were used for mineral exploration and property payments related to the Cobalt Property and for administration and unallocated working capital. A finders fee of $10,600 was paid with respect to this placement. Another $100,000 was received by the Company as consideration for a private placement announced April 29, 2003, for 2,000,000 units at $0.05 per unit. Each unit was comprised of one (1) common share of the Company and one (1) non-transferable share purchase warrant. The warrant is exercisable for a period of one (1) year from the date the financing closed and entitles the holder to purchase one (1) share of the Company at a price of $0.10 per share. The proceeds of the $100,000 placement were used for mineral exploration, preparation of a business plan with respect to the Company's proposed drilling company acquisition, property payments on the Cobalt, Ontario Project and for administration and unallocated working capital.

Cobalt Property payments in the form of shares, pursuant to the terms of option agreements previously announced and accepted by the Exchange in 1999, totaling 125,788 shares were paid to the property vendors in August and September, 2002. Another 110,000 shares valued at $9,700 were issued for property in the quarter to December 31, 2002. On February 7, 2003 a further 177,382 shares were issued pursuant to the Cobalt Property agreements.

In the fourth quarter to June 30, 2003 the Company completed the non-brokered Private Placement of 2,000,000 units at $0.05 per unit announced April 29, 2003.

Subsequent Events to June 30, 2003

The Company issued 50,000 common shares July 16, 2003, and a further 50,000 common shares on December 17, 2003, as property option payments, pursuant to one of the Cobalt Property agreements.

On October 28, 2003, the Company signed an option agreement whereby it acquired the sole and exclusive right and option to purchase a 100% interest in the Electrum Lake Property, nine (9) contiguous mineral claim (51 claim units) property located in the Indian Bay Area, Ontario approximately 35 kilometres west of Kenora, Ontario (see Gold/Silver/Copper Property Electrum Lake Ontario on page 25). Under the terms of this agreement, the Company agreed to make cash payments of $30,000 (of which $5,000 is paid) issue 100,000 post-consolidated common shares to the vendor and complete a $200,000 work program over a 3 year period. The agreement is subject to a 2% NSR one half of which may be acquired by the Company for $500,000. This transaction was accepted by the Exchange on December 29, 2003.

At October 31, 2003, six parties, (including companies controlled by directors) agreed to settle debts of $340,000 by taking post-consolidated common shares of the Company at a price of $0.20 per share. The shares for debt agreements were approved by the Exchange on December 29, 2003.

The Company announced November 3, 2003, a non-brokered private placement totaling $250,000 for 1,250,000 post-consolidated units at $0.20 per unit was agreed between the Company and several parties, including a director of the Company. Each unit is comprised of one post-consolidated common share of the Company and one non-transferable share purchase warrant. The warrant is exercisable for a period of two (2) years from the date the financing is closed and entitles the holder to purchase one post-consolidated common share at a price of $0.40 per share. A finders fee of $12,250 is payable with respect to this placement, by the issuance of 49,000 post-consolidated shares. Exchange acceptance of this private placement and finders fee was received by the Company December 29, 2003.

By acceptance of a Special Resolution at the Annual General and Special Meeting of the Shareholders of the Company, held December 19, 2003, Exchange acceptance December 29, 2003 and approval of the Yukon Registrar of Corporations, December 30, 2003, the Company consolidated its issued and outstanding shares on the basis of five (5) old shares for one (1) new share, changed it's name to "Cabo Mining Enterprises Corp." and was advised by the Exchange that its new shares would be called for trading on the facility of the Exchange, January 5, 2004, under the trading symbol "CBE".

Proposed Addition of Other Mining Related Businesses

Following a Board of Directors determination in July 2002, that it was in the best interest of the Company to expand its operations in the mining sector by acquiring drilling services companies, thereby building strength through diversity, the Company entered into an arms length agreement (the "H&S Agreement"), made effective August 1, 2002, and amended December 5, 2003, to acquire 100% of the issued and outstanding shares of Heath & Sherwood Drilling (1986) Inc., ("H&S"). The shares of H&S are presently held directly or indirectly by a total of 15 persons, all of whom are arms length to the Company.

H&S operates from a central location in Kirkland Lake where it has a full service maintenance shop, warehouse and administrative office to support its regional and global activities. H&S has been active in the Timmins, Kirkland Lake and Marathon gold camps and in the Sudbury Basin nickel belt as well as in the Canadian Arctic and in the Labrador Iron Range. Internationally, they have completed projects in Central and South America, the Caribbean and in Africa.

H&S presently owns a drilling fleet of 39 rigs, including 16 aboveground and 23 underground drills. Its services include: surface diamond drilling (long stroke and conventional); rotary reverse circulation drilling; geotechnical drilling and sampling; and underground diamond drilling for exploration and mine development. At the year ended May 31, 2002, H&S had total assets of $2,817,507; total liabilities of $1,927,291; working capital of $167,160; gross revenue of $4,801,482 and a net loss of $155,616. At the year ended May 31, 2003, H&S had total assets of $3,145,972; total liabilities of $2,519,135; working capital of $935,307; gross revenue of $9,129,073; and a net loss of $263,379.

Under the terms of the H&S Agreement, the present shareholders of H&S are to receive common shares of the Company, equal in number to the agreed $1,060,000 value of H&S, divided by the discounted market value of the Company's shares as at December 31, 2003, deemed, for the purpose of the H&S Agreement, to be $0.10 per share. These shares are to be issued when the transaction closes on or before June 30, 2004, and will be subject to trading restrictions, whereby an initial 25% of the issued shares will be released from such restrictions four months after issuance, followed by 25% each 4 month period thereafter.

Completion of the H&S transaction is subject to a number of conditions including Exchange acceptance of the H&S Agreement, disinterested shareholder approval, which is to be obtained by way of a written consent resolution, the Company entering into an agreement to acquire 100% interest in another mineral exploration drilling company acceptable to H&S and the Company arranging not less than $2 million in financing to provide for capital expenditures and working capital for H&S operations.

Negotiations to acquire a second drilling services company located in Eastern Canada are continuing at the date of this AIF.

Mineral Property Outlook

The Cobalt Area Property

The Company has carried out a regional scale evaluation program covering most of the Cobalt Area Property and detailed work over four selected target areas. The regional work has included an airborne geophysical survey covering 70% of the claims, reconnaissance soil and alluvial sampling over 25 % of the claims as well as cursory examination of 80% of the known mineral prospects. Detailed work has included control grids, ground geophysical surveys, geological mapping and prospecting in four areas - *New Lake, Pan Lake /Anderson Lake, Lang Caswell and North Cobalt*. Mechanical stripping programs were carried out in three areas - the *Lang-Caswell* and *Santa Maria* for Ag/Co mineralization and the *Pan Lake* area for Base Metals, Ag/Co and diamond bearing lamprophyres.

Twenty-three drill holes have been completed by the Company on seven targets. Five of these targets were selected by means of historical records, government information and limited field examination. The other two were defined by detailed field work. Two base metal targets are outlined to be drill tested along with four Silver/Cobalt vein systems.

The Douville Report was received by the Company in August, 2001 and filed by SEDAR thereafter. The Pryslak Report dated November 1, 2002, was filed by SEDAR December 12, 2002.

One diamond target and four silver/cobalt/base metal targets are designated as high priority at this time. The diamond target is the Pan Lake lamprophyre zone. Mapping, prospecting and limited mechanical stripping has outlined a 200 metre wide structure that contains extensive xenolith bearing lamprophyre dykes. This zone of dykes trends northeastward through the south side of Pan Lake. It has been traced in outcrop and confirmed by airborne survey for in excess of 3 kilometres on the Company's Property. Additional till sampling, along with detailed chemical analysis of the KIMs in association with more detailed interpretation of existing airborne geophysical data and further drilling could assist in locating the source.

The Pryslak Report recommended a two phase exploration program, the first of which has already been carried out. The proposed work programs and budgets are described in the "Proposed Exploration Budget – Cobalt Property" section of this AIF. Recommendations for silver/base metal exploration as outlined in the 2001 "Douville" report are to be implemented now that commodity prices have improved.

The Electrum Property

The mineral targets detailed in the Gold/Silver/Copper Property Electrum Lake section of this AIF, page 25, range from drill ready to grass roots. An exploration program, including drill testing of the Electrum Zone, prospecting, soil sampling and trenching of several other zones is planned for the Electrum Property in 2004.

ITEM 6: MARKET FOR SECURITIES

The common shares of the Company have been listed for trading on the Exchange since May 22, 1986. The trading symbol is CEV and the CUSIP number is 126919208. The transfer agent for the Company's common shares is Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, B.C. V6C 3B8.

By acceptance of a Special Resolution at the Annual General and Special Meeting of the Shareholders of the Company, held December 19, 2003, Exchange acceptance December 29, 2003 and approval of the Yukon Registrar of Corporations, December 30, 2003, the Company consolidated its issued and outstanding shares on the basis of five (5) old shares for one (1) new share, changed it's name to "Cabo Mining Enterprises Corp." and was advised by the Exchange that its new shares would be called for trading on the facility of the Exchange, January 5, 2004, under the trading symbol "CBE".

ITEM 7: DIRECTORS AND OFFICERS

The names and addresses of the directors and officers of the Company at December 31, 2003, the offices held by them with the Company and their principal occupations within the five preceding years are as follows:

JOHN A. VERSFELT, President, Chief Executive Officer & Director
Maple Ridge, B.C. Canada

Mr. Versfelt has been a senior officer and a director of the Company since January, 1992. He is also President of American Resource Management Consultants Inc., providing management consulting, administration and paralegal/regulatory services to private and public companies for the past 22 years. He is currently a director and/or officer of several reporting issuers.

JULIO C. BENEDETTI, Director
Panama City, Panama

Mr. Benedetti has been a director of the Company since September, 1995. He has been involved in mineral exploration in Panama for the past 16 years. Currently, he is the President of Transworld Exploration, S.A., as well as several other private companies in Panama. Mr. Benedetti was a founding member and past President of the Panama Chamber of Mines.

SEYMOUR M. SEARS, Director
Sudbury, Ontario, Canada

Mr. Sears has been a director of the Company since December, 2001. He is a geologist and has been involved in mineral exploration in Canada, the United States and Peru for the past 30 years. Mr. Sears is a member of the Association of Professional Geoscientists of Ontario and is President of Sears, Barry & Associates Ltd., geological consultants.

J. D. (DAVE) MEER, Director
Edmonton, Alberta, Canada

Mr. Meer has been a director of the Company since December 20, 2002. Mr. Meer is an entrepreneur involved in the oil and gas industry since 1994. He is Senior V-P Canadian Operations Harrison Western CDN Inc. and President of Westport Purification Ltd., the marketing company for Harrison Western CDN Inc.

BRIGITTE M. McARTHUR, Secretary
Surrey, B.C.

Ms. McArthur, is a securities paralegal with over 15 years experience, providing consulting, administration, management, corporate and securities paralegal services to private and public companies including Zarcan International Resources Inc., Llyon Lake Mines Ltd., Indico Technologies Corporation and Triband Enterprise Corp., all companies listed on the TSX Venture Exchange. Ms. McArthur was Secretary/Treasurer and a Director of Essendon Solutions Inc. and Corporate Secretary of National Telcom Solutions Inc. between May 2000 and September 2003.

Audit Committee

Julio C. Benedetti, J. D. (Dave) Meer, and Seymour M. Sears are members of the Company's Audit Committee pursuant to the Business Corporations Act (Yukon).

Principal Shareholders

As at December 31, 2003, the Company's directors and senior officers, as a group, beneficially hold or control a total of 4,620,988 common shares, directly or indirectly, representing 10.1% of the Company's issued and outstanding common shares, hold or control 3,100,000 warrants exercisable at prices between $0.10 and $0.12 per share and also hold options to purchase a total of 3,040,000, common shares at $0.15 per share exercisable to June 19, 2007.

ITEM 8: ADDITIONAL INFORMATION

Upon request being made by any person to the Secretary of the Company, the Company shall provide to that person:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

  i) one copy of this AIF, together with one copy of any document incorporated by reference in this AIF;

  ii) one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the auditor and one copy of any interim financial statements of the Company issued subsequent to the financial statements for its most recently completed financial year;

  iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involve the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

  iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other document referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information, including directors and officers remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular dated November 10, 2003 for the Company's most recent annual general and special meeting which involves the election of directors.

Additional financial information is available in the Company's comparative audited consolidated financial statements for the years ended June 30, 2003 and 2002. A copy of such documents may be obtained upon request from the Secretary of the Company at its corporate head office.

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